UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the six-month period ended June 30, 2011 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on August 30, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ☐                                                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On August 30, 2011, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended June 30, 2011. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of International Financial Reporting Standards (“IFRS”).

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the period ended
As of June 30, 2011

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. and SUBSIDIARIES
Thousands of U.S. dollars

This document is composed of:
-	Consolidated Classified Statement of Financial Position
-	Interim Consolidated Statement of Comprehensive Income by function.
-	Interim Consolidated Statement of Comprehensive Income
-	Interim Consolidated Statement of Cash Flows
-	Interim Statements of Changes in Net Shareholders’ Equity
-	Explanatory Notes to the Interim Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

3	Financial risk management, Objectives and Policies
	3.1	Risk management policy	43
	3.2	Risk factors	44
	3.3	Risk measurement	46

4	Changes in accounting estimates and policies (uniformity)		46

5	Cash and cash equivalents
	5.1	Types of cash and cash equivalent	47
	5.2	Other cash and cash equivalents	47
	5.3	Information on cash and cash equivalents by currency	48
	5.4	Amount of significant restricted (unavailable) cash balances	48
	5.5	Detail of time deposits	49

6	Inventory		51

7	Related Party Disclosures
	7.1	Disclosures on related parties	51
	7.2	Relationships between the parent company and the entity	52
	7.3	Intermediate parent company and companies controlled by SQM S.A. which publicly issue financial statements	52
	7.4	Detailed identification of the link between the parent company and the subsidiary	53
	7.5	Detail of related parties and transactions with related parties	54
	7.6	Trade and other receivables due from related parties, current	56
	7.7	Trade and other payables due from related parties, current	57
	7.8	Board of Directors and senior management	58
8	Financial instruments
	8.1	Types of other financial assets	61
	8.2	Trade and other accounts receivable	61
	8.3	Current hedge assets	65
	8.4	Financial liabilities	67
	8.5	Trade and other payables	77
	8.6	Financial liabilities at fair value through profit or loss	78
	8.7	Financial asset and liability categories	79
	8.8	Financial assets pledged as guarantee	79
	8.9	Estimated fair value of financial instruments and derivative financial instruments	80

9	Investments and disclosures on companies included in consolidation		82

10	Investments in associated companies recorded under the equity method
	10.1	Investments in associates recognized using the equity method of accounting	89
	10.2	Assets, liabilities, revenues and ordinary expenses of associates	90
	10.3	Detail of investments in associates	91

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

11	Joint ventures
	11.1	Policy for the accounting for joint ventures in a Parent Company’s separate financial statements	91
	11.2	Disclosures on interest in joint ventures	91
	11.3	Detail of assets liabilities and profit or loss of significant investments in joint ventures by company	93
	11.4	Detail of the amount of gain (loss) net of investments in significant joint ventures by company	94

12	Intangible assets and goodwill
	12.1	Balances	95
	12.2	Disclosures on intangible assets and goodwill	95

13	Property, plant and equipment
	13.1	Types of property, plant and equipment	98
	13.2	Reconciliation of changes in property. plant and equipment by class	100
	13.3	Detail of property. plant and equipment pledged as guarantees	101
	13.4	Additional information	101

14	Leases
	14.1	Disclosures on finance leases, lessee	102

15	Employee Benefits
	15.1	Provisions for employee benefits	103
	15.2	Policies on defined benefit plans	103
	15.3	Other long-term benefits	104
	15.4	Employee post-retirement liabilities	105

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

			Page

	15.5	Employee termination benefits	106

16	Executive compensation plan		107
17	Equity Disclosures
	17.1	Capital Management	108
	17.2	Disclosures on preferred share capital	108
	17.3	Dividend policy	110
	17.4	Interim dividends	110

18	Provisions and other non-financial liabilities
	18.1	Types of provisions.	111
	18.2	Description of other provisions	112
	18.3	Other non-financial liabilities, current	112
	18.4	Movements in provisions	113
	18.5	Detail of main types of provisions and other non-financial liabilities	114

19	Contingencies and restrictions
	19.1	Lawsuits or other relevant events	114
	19.2	Restrictions	118
	19.3	Commitments	118
	19.4	Restricted or pledged cash	118
	19.5	Collateral received from third parties	119
	19.6	Indirect guarantees	120

20	Revenue		121

21	Earnings per share		121

22	Loan costs		122

23	Effect of variations in foreign currency exchange rates		122

24	The Environment
	24.1	Disclosures on disbursements related to the environment	123
	24.2	Detail of information on disbursements related to the environment	125
	24.3	Description of each project indicating whether these are in process or havebenn finished been finished	135

25	Other current and non-current non-financial assets		139

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

26	Operating segments
	26.1	Operating segments	140
	26.2	Statements of income classified by operating segment based on groups of products	141
	26.3	Disbursements of non-monetary assets	143
	26.4	Information on products and services for external customers	144
	26.5	Information on geographical areas	144
	26.6	Revenue from external customers, classified by geographical area	145
	26.7	Non-current assets classified by geographical area	146
	26.8	Information on the main customers	147
	26.9	Property, plant and equipment classified by geographical areas	147

27	Other income, other expenses by function and other gains or losses		149

28	Income Taxes
	28.1	Current tax accounts receivable	150
	28.2	Current tax accounts payables	151
	28.3	Tax earnings	151
	28.4	Income and deferred taxes	153
	28.5	Amendments to the Income Tax Law and Specific Tax on Mining (Royalty) in Chile	161

29	Disclosures on accounts in foreign currency		162
30	Events after the reporting period		166

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note N°	06.30.2011 ThUS$	12.31.2010 ThUS$
Current assets
Cash and cash equivalents	5.1	474,911	524,652
Other current financial assets	8.1	127,002	76,178
Other non-financial current assets	25	36,460	44,442
Trade and other accounts receivable, current	8.2	425,798	375,945
Trade and other accounts receivable due from related parties, current	7.6	51,950	36,172
Inventory	6.0	637,085	605,101
Current tax assets	28.1	19,422	32,773
Total current assets		1,772,628	1,695,263

Non-current assets
Other non-current financial assets	8.1	94,671	92,674
Other non-financial assets, non-current	25	22,276	24,157
Non-current rights receivable	8.2	1,001	1,102
Trade and other accounts receivable due from related parties, non-current		-	-
Investments accounted for using the equity method	10.0	67,800	62,271
Intangible assets other than goodwill	12.1	4,069	3,270
Goodwill	12.1	38,388	38,388
Property, plant and equipment	13.1	1,592,009	1,453,973
Investment property	13.4	1,357	1,373
Deferred tax assets	28.4	287	365
Total non-current assets		1,821,858	1,677,573
Total assets		3,594,486	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION (continued)

LIABILITIES AND EQUITY	Note N°	06.30.2011 ThUS$	12.31.2010 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	8.4	209,363	187,555
Trade and other accounts payable	8.5	173,592	152,147
Trade accounts payable due to related parties, current	7.7	2,278	3,538
Other current provisions	18.1	12,855	15,014
Current tax liabilities	28.2	29,261	7,113
Current accrual for employee benefits	15.1	17,041	44,011
Other non-financial liabilities, current	18.3	76,098	67,459
Total current liabilities		520,488	476,837

Non-current liabilities
Other non-current financial liabilities	8.4	1,094,689	1,090,188
Other non-current accounts payable	8.5	-	-
Other long-term accrued expenses	18.2	6,500	5,500
Deferred tax liabilities	28.4	106,394	100,781
Non-current accruals for employee benefits	15.1	30,411	28,710
Total non-current liabilities		1,237,994	1,225,179
Total liabilities		1,758,482	1,702,016

Equity	17
Issued capital		477,386	477,386
Retained earnings		1,322,322	1,155,131
Other reserves		(12,947)	(9,713)
Equity attributable to owners of the parent		1,786,761	1,622,804
Non-controlling interest		49,243	48,016
Total equity		1,836,004	1,670,820
Total liabilities and equity		3,594,486	3,372,836

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to June		April to June
	Note N°	2011 ThUS$	2010 ThUS$	2011 ThUS$	2010 ThUS$
Sales	20	1,031,700	865,267	551,665	476,745
Cost of sales		(634,520)	(562,066)	(342,090)	(305,042)
Gross profit		397,180	303,201	209,575	171,703

Other income by function	27	5,377	3,660	2,041	2,035
Administrative expenses		(43,148)	(36,067)	(22,580)	(18,292)
Other expenses by function	27	(26,863)	(9,911)	(11,898)	(4,867)
Other gains (losses)	27	4,712	(6,569)	4,821	576
Interest income		11,492	2,854	5,835	559
Finance expenses	22	(22,618)	(17,907)	(11,991)	(10,096)
Equity in income of associates and joint ventures accounted for using the equity method		10,039	4,999	6,382	1,940
Foreign currency transactions	23	(7,141)	(5,352)	(4,242)	(2,217)
Income before income tax		329,030	238,908	177,943	141,341
Income tax expense	28.4	(83,393)	(56,028)	(44,437)	(35,332)

Net income		245,637	182,880	133,506	106,009
Net income (loss) attributable to:
Equity holders of the parent		243,616	181,522	132,221	105,029
Non-controlling interests		2,021	1,358	1,285	980
Net income for the year		245,637	182,880	133,506	106,009

Earnings per share Common shares
Basic earnings per share (US$ per share)	21	0.9256	0.6897	0.5024	0.3991

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to June		April to June
	2011	2010	2011	2011
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$

Net income for the year	245,637	182,880	133,506	106,009
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences, before tax	10	(583)	110	(353)
Other comprehensive income before tax and foreign currency translation differences	10	(583)	110	(353)
Cash flow hedges
Gains (losses) from cash flow hedges, before tax	(3,962)	4,558	(1,062)	(6,241)
Other comprehensive income before tax and cash flow hedges	(3,962)	4,558	(1,062)	(6,241)
Defined benefit plan reserves SQM North America, before tax	(75)	-	(75)
Other comprehensive income components. net of tax	(4,027)	3,975	(1,027)	(6,594)

Income tax related to components of other comprehensive income
Income tax related to other comprehensive income cash flow hedges	793	(775)	213	1,061
Addition of income tax related to other comprehensive income components	793	(775)	213	1,061

Other comprehensive income	(3,234)	3,200	(814)	(5,533)

Total comprehensive income	242,403	186,080	132,692	100,476

Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	240,382	184,949	131,384	99,672
Comprehensive income attributable to non-controlling interests	2,021	1,131	1,308	804
Total comprehensive income	242,403	186,080	132,692	100,476

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note
Statement of cash flows	N°	06.30.2011 ThUS$	06.30.2010 ThUS$

Cash flows provided by operating activities

Net income for the year		245,637	182,880

Adjustment due to reconciliation of profit to cash flows

Depreciation and amortization		88,890	67,678
Amortization of mining rights		5,343	4,754
Increase in Royalty Corfo accrual		5,549	4,278
Increase in marketing expense accrual		2,785	2,785
Increase in legal accrual		4,241	3,627
Increase in bonus accrual		18,140	16,424
Increase in vacation liabilities		5,356	4,294
Increase in accrued expenses		11,560	2,075
Unrealized effects of foreign currency transactions		(7,141)	5,352
Non-distributed gains from associates		(10,039)	(4,999)
Income tax expense		83,393	56,028
Adjustments for entries other than cash		11,106	8,526
Adjustments for which the effects on cash are cash flows from Investing or financing activities		(112)	(3)
Decrease (increase) in trade accounts receivable		(34,706)	(35,360)
Increases in other accounts receivable		(26,793)	(12,170)
Decrease (increase) in inventory		(36,352)	16,353
Increase in trade accounts payable		(49,538)	(40,191)
Increases in other accounts payable		12,822	20,469

Reconciling adjustments		98,786	119,920

Interest received		2,269	-
Interest paid		(230)	(9,442)
Income tax paid		(39,328)	(36,057)
Net cash flows provided by operating activities		307,134	257,301

Cash flows used in investing activities

Payments to acquire interest in joint ventures		(2,500)	(3,500)
Proceeds from the disposal of property, plant and equipment		1,255	915
Acquisition of property, plant and equipment		(238,324)	(142,734)
Third parties payment of loans		410	706
Receipts from time deposits with maturities greater than 90 days		(111,638)	(122,739)
Disbursements from time deposits with maturities greater than 90 days		(69,818)	15,043
Net cash flows used in investing activities		(280,979)	(252,309)

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Cash flows provided by (used in) financing activities	Note N°	06.30.2011 ThUS$	06.30.2010 ThUS$

Amounts from the issuance of other equity instruments		-	250,000
Amounts received from long-term loans		200,000	79,500
Payments of loans		(170,000)	(403,540)
Dividends paid		(83,050)	(65,190)
Other cash outflows		(3,520)	(6,696)

Net cash flows provided by (used in) financing activities		(56,570)	(145,926)

Net increase in cash and cash equivalents before the effect of changes in foreign exchange rates		(30,415)	(140,934)

Effects of variation in foreign exchange rate on cash and cash equivalents		(19,326)	(2,527)
Net increase in cash and cash equivalents		(49,741)	(143,461)

Cash and cash equivalents at beginning of year		524,652	530,394

Cash and cash equivalents at end of year	5	474,911	386,933

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

STATEMENTS OF CHANGES IN EQUITY

For the periods ended at June 30, 2011 and 2010:

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2011	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Net income for the year	-	-	-	-	-	243,616	243,616	2,021	245,637

Other comprehensive income (expenses)	-	10	(3,169)	(75)	(3,234)	-	(3,234)	-	(3,234)

Comprehensive income	-	10	(3,169)	(75)	(3,234)	243,616	240,382	2,021	242,403

Dividends declared	-	-	-	-	-	(76,425)	(76,425)	-	(76,425)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(794)	(794)

Changes in equity	-	10	(3,169)	(75)	(3,234)	167,191	163,957	1,227	165,184

Ending balance, current year: June 30, 2011	477,386	1,540	(12,376)	(2,111)	(12,947)	1,322,322	1,786,761	49,243	1,836,004

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

STATEMENTS OF CHANGES IN EQUITY, continued

	Issued capital ThUS$	Foreign currency translation reserve ThUS$	Cash flow hedge reserve ThUS$	Defined benefit plan reserves ThUS$	Subtotal Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to owners of the parent ThUS$	Non-controlling interests ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Net income for the year	-	-	-	-	-	181,522	181,522	1,358	182,880

Other comprehensive income	-	(356)	3,783	-	3,427	-	3,427	(227)	3,200

Comprehensive income	-	(356)	3,783	-	3,427	181,522	184,949	1,131	186,080

Dividends	-	-	-	-	-	(63,528)	(63,528)	-	(63,528)

Increase (decrease) from transfers and other changes	-	-	-	-	-	-	-	(1,623)	(1,623)

Changes in equity	-	(356)	3,783	-	3,427	117,994	121,421	(492)	120,929

Ending balance, prior year: June 30, 2010	477,386	878	(4,201)	(3,056)	(6,379)	1,069,167	1,540,174	45,205	1,585,379

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 1 - Corporate Information for Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historical Background

Sociedad Química y Minera de Chile S.A. and subsidiaries (collectively the “Company”) is a public corporation organized in accordance with the laws of the Republic of Chile, ID N° 93.007.000-9. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of the Ministry of Finance on June 22, 1968, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4,537 Nº 1,992. The parent company is located at El Trovador 4285, 6th Floor, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to inspection by the SVS.

The Company’s operating segments are divided into five main categories, as follows:

Specialty plant nutrients: In this business line, the Company    provides advice in practices for fertilization according to each type of crop, soil and climate.  In this business category, potassium derivative products and especially potassium nitrate have played a leading role, given the contribution they make to developing crops, ensuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. Potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and other mixtures.

Iodine:  The Company is an important producer of iodine worldwide.  Iodine is a product that is widely used in the pharmaceutical industry, in technology and in nutrition. Additionally, Iodine is also used in x-ray contrast media and polarizing film for LCD displays.

Lithium:  The Company’s Lithium is mainly used in rechargeable batteries for cell phones, cameras and laptops. Through the preparation of lithium-based products, the Company provides significant raw materials to face great challenges such as the efficient use of energy and raw material.  Lithium is not only used for rechargeable batteries and in new technologies for electric vehicles, but is also used in industrial applications to lower melting temperatures and to help save costs and energy.

Industrial Chemicals:  Industrial chemicals are products used as supplies for a number of production processes. The Company participates in this line of business, producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates are also used as a means for the storage of thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though it does not form part of a plant’s structure, it has a significant role in the development of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its vitamin content and its physical appearance. Within this business line, the Company also produces potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Atacama Salar (the Atacama Saltpeter Deposit).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for the consolidated financial statements and Summary of significant accounting policies

2.1	Periods covered

These consolidated financial statements cover the following periods:

-	Consolidated classified statements of financial position as of June 30, 2011 and as of December 31, 2010.

-	Consolidated statements of income by function for the periods ended June 30, 2011 and 2010.

-	Consolidated statements of comprehensive income for the periods ended June 30, 2011 and 2010.

-	Consolidated statements of cash flows for the periods ended June 30, 2011 and 2010.

-	Consolidated statements of changes in equity for the periods ended June 30, 2011 and 2010.

2.2	Basis of preparation

The Company’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the integral adoption, explicit, and without reserves of the IFRS as issued by the International Accounting Standards Board (IASB).

These interim consolidated financial statements reflect fairly the Company’s, financial position, results of its operations, comprehensive income, changes in equity and cash flows for the periods ended June 30, 2011 and 2010.

IFRS establish certain alternatives for their application. Those alternative applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated financial statements comply with each IFRS in force at their presentation date.

For the convenience of the reader, these consolidated financial statements and their accompanying notes have been translated from Spanish to English.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

a)	Accounting pronouncements

As of the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not mandatory, and they were not applied by the Company.

	New standards	Mandatory application for:
NIC 19	Benefits to employees	January 1, 2013
NIC 27	Separate Financial Statements	January 1,2013
NIIF 9	Financial instruments	January 1, 2013
NIIF 10	Consolidated Financial Statements	January 1, 2013
NIIF 11	Joint venture agreements	January 1, 2013
NIIF 12	Disclosures on ownerships in other companies	January 1, 2013
NIIF 13	Fair value measurement	January 1, 2013

IAS 19 Reviewed “Benefits to employees”
Issued on June 2011, replaces IAS 19 (1998). This revised standard modifies the recognition and measurement of expenses on defined benefits plans and termination benefits. Additionally, includes modifications to disclosures of all employee benefits.

IAS 27 “Separate Financial Statements”
Issued on May 2011, replaces IAS 27 (2008). The scope of this standard is solely restricted from this change to separate financial statements, given that aspects related to the definition of control and consolidation were removed or included in IFRS 10. Its early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and modification to IAS 28.

IFRS 9 “Financial Instruments”
Issued on December 2009, modifies the classification and measurement of financial assets.
Subsequently, this standard was modified on November 2010 in order to include the treatment and classification of financial liabilities. Its early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”
Issued on May 2011, replaces SIC 12 “Consolidation- special purposes entities and parts of IAS 27 “Consolidated Financial Statements”. Establishes clarifications and new parameters for the definition of control, as well as the principles for the preparation of consolidated financial statements.  Its early adoption is permitted in conjunction with IFRS 11, IFRS 12 and modifications to IAS 27 and 28.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

IFRS 11 “Joint Venture Agreements”
Issued on May 2011, replaces IAS 31 “Ownerships in Joint Ventures” and SIC 13 “Jointly Controlled Entities”. Within its modifications, the elimination of the concept related to jointly controlled assets is also included as well as the possibility of applying proportionate consolidation for jointly controlled entities. Its early adoption is permitted in conjunction with IFRS 10, IFRS 12 and modifications to IAS 27 and 28.

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.2	Basis of preparation (continued)

IFRS 12 “Disclosures on ownerships in other entities”
Issued on May 2011, applies for those entities that have investments in subsidiaries, joint ventures and associates. Its early adoption is permitted in conjunction with IFRS 10, IFRS 11 and modifications to IAS 27 and 28.

IFRS 13 “Fair value measurement”
Issued on May 2011, meets in a single standard how to measure the fair value of assets, liabilities and required disclosures on these incorporating new concepts and clarifications for its measurement.

	Improvements and Modifications	Mandatory application for:
IAS 1	Presentation of Financial Statements	July 1, 2012
IAS12	Income tax	January 1, 2012
IFRS 7	Financial Instruments: Disclosures	July 1, 2011
IAS 28	Investments in associates and joint ventures	January 1, 2013

IAS 1 “Presentation of Financial Statements”
Issued on June 2011. The main modification of this amendment requires that items of Other Comprehensive Income should be classified and grouped evaluating whether they will be potentially reclassified to income in subsequent periods. Its early adoption is permitted.

IAS 12 “Income Tax”
This amendment, issued on December 2010, provides and exemption to the general principles of IAS 12 regarding to property held for investment that is measured using the fair value model included in IAS 40 “Investment Property”, the exemption also applies to the investment property acquired in a business combination if after the business combination, the acquirer applies the fair value model included in IAS 40. The modification incorporates the assumption that investment properties valued at fair value are realized through its sale, and consequently, requires the related tax rate for sale operations to apply to temporary differences generated by these,. Its early adoption is permitted.

IFRS 7 “Financial Instruments: Disclosures”
Issued on October 2010, increases the disclosure requirements for transactions that imply financial assets transfers.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

IAS 28 “Investments in associates and joint ventures”
Issued on May 2011, regulates the accounting treatment of these investments after applying the ownership method. Its early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the modification to IAS 27.

Management is in the process of evaluating the impact of the adoption of the new standards, improvements and amendments on the Company’s consolidated financial statements. .

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-
Equity accounts are stated at the historical exchange rate prevailing at acquisition date (or at the average exchange rate for the period in which it was generated both for the case of retained earnings and for contributions made), as applicable.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency (continued)

(a)	Functional and presentation currency (continued)

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within other comprehensive income.

(b)	Basis of conversion

Domestic subsidiaries

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of June 30, 2011, and December 31, 2010, have been translated to U.S. dollars at the exchange rates prevailing at those dates.  The corresponding Chilean pesos were converted at Ch$468.15 per US$1.00 as of June 30, 2011, and Ch$468.01 per US$1.00 as of December 31, 2010.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of June 30, 2011 amounted to Ch$21,889.89 (US$46.76), and as of December 31, 2010 amounted to Ch$21,455.55 (US$45.84).

Foreign subsidiaries

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	06.30.2011	12.31.2010
	US$	US$

Brazilian Real	1.56	1.66
New Peruvian Sol	2.75	2.81
Argentinean Peso	4.07	3.98
Japanese Yen	80.73	81.49
Euro	0.69	0.75
Mexican Peso	11.77	12.38
Australian Dollar	1.07	1.01
Pound Sterling	0.62	0.64
South African Rand	6.73	6.63
Ecuadorian Dollar	1.00	1.00
Chilean Peso	468.15	468.01
UF	46.76	45.84

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.3	Transactions in foreign currency (continued)

(c)	Transactions and balances

Non-monetary transaction balances denominated in a currency other than the functional currency (U.S. dollar) are translated using the exchange rate in force for the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the consolidated classified statement of financial position. All differences are taken to the statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income upon the disposal of the investment, at which time they are recognized in the statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a functional currency other than the presentation currency are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the consolidated statement of financial position.
-	Revenue and expenses in each profit or loss account are translated at average exchange rates for the year.
-	All resulting foreign currency exchange differences are recognized as a component separate from other comprehensive income (the foreign currency translation difference reserve).

2.4	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all those entities over which the Company has control to lead the financial and operating policies, which, in general, is accompanied by an interest of greater than half the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Company and are excluded from consolidation on the date that this control ceases to exist.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

In order to recognize the acquisition of a subsidiary, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value as of the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value.

Companies included in consolidation:
		Country of	Functional	Ownership interest
TAX ID No.	Foreign subsidiaries	origin	currency	06.30.2011			12.31.2010
				Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De Mexico S.A. De C.V.	Mexico	US$	1.0000	99.0000	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3300	1.6667	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Fertilizantes Naturales S.A.	Spain	US$	0.0000	66.6750	66.6750	66.6750
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijin Comercial Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Companies included in consolidation

		Country of	Functional	Ownership interest
TAX ID No.	Domestic subsidiaries	origin	currency	06.30.2010			12.31.2010
				Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9974	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6383	60.6383	60.6383
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria S.A.	Chile	US$	99.0000	1.0000	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Agrorama Callegari Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	0.0000	60,6377	60,6377	0.0000

(*) Agrorama Callegari Ltda. was consolidated given that the Company has control through subsidiary Soquimich Comercial S.A.

Subsidiaries are consolidated by including in the consolidated financial statements all of their assets, liabilities, revenues, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from subsidiary companies acquired or disposed of during the year are included in consolidated statement of income accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.4	Basis of consolidation (continued)

(a)	Subsidiaries (continued)

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned by the parent company.

2.5	Significant accounting judgments, estimates and assumptions

The information contained in these consolidated financial statements is the responsibility of the Company’s management, who expressly indicate that they have applied all the principles and criteria included in IFRS, issued by the IASB.

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates include, but are not limited to, the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations and resulting losses, if any.
-	Assumptions used for the actuarial calculation of employee benefits.
-	Provisions and contingent liabilities.
-
Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.

-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
The determination and allocation of fair values in business combinations.

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that events that may occur in the future could make their modification necessary in future years.  Changes would be recorded prospectively, recognizing the effects of the change in estimates in the respective future consolidated financial statements.

2.6	Financial information by operating segment

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation for consolidated financial statements and Summary of significant accounting policies (continued)

2.6	Financial information by operating segment (continued)

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

The Company has not been able to allocate all assets and liabilities to each operating segment because the same productive plants and process are often related to more than one operating segment. Such assets and liabilities are classified as non-allocated in Note 27.

2.7	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.
Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use.  The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

2.	The present value of future costs that the Company will have to experience related to the closure of its facilities are included in the asset's cost.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

Property, plant and equipment, net in the case of their residual value are depreciated using thee straight-line method over its estimated useful lives. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items. The useful life is reviewed annually, and revised if necessary.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property. plant and equipment	Life	Life

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixed installations and accessories	3	35
Motor vehicles	5	10
Other property. plant and equipment	2	30

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.7	Property, plant and equipment (continued)

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State Government. Property rights are usually obtained without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual license fees. Such license fees, which are paid annually, are recorded as prepaid expenses and amortized over the following twelve month period. Amounts attributable to mining concessions acquired from other Governments or third parties, which are not from the Chilean State, are recorded at their acquisition cost in property, plant and equipment, and depreciated over their contractual lives.

2.8	Investment properties

The Company recognizes as investment properties the net values of land, buildings and other properties held which it intends to commercialize under lease agreements, or to obtain proceeds from their sale as a result of those increases generated in the future in the respective market prices. These assets are not used in the activities and are not destined for the Company’s own use.

Investment properties are initially stated at acquisition cost, which includes the acquisition price or production cost plus directly assignable expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation, and the possible accrued provisions for value impairment.

2.9	Inventory

The Company states inventory at the lower of cost or net realizable value. Cost includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventory to their current location and conditions.  The method used to determine the cost of inventory is weighted average cost method.

The net realizable value of inventory represents the estimate of the sales price less estimated finishing costs and costs that will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.9	Inventory (continued)

The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.  The Company conducts an evaluation of the net realizable value of inventory at the end of each year, recording an estimate with a charge to expense when inventories are overstated. When the circumstances that previously gave rise to the write-down cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances (or prices of primary raw materials), the estimate made previously is modified.

Provisions on the Company's inventory have been made based on a technical study which covers the different variables affecting products in stock (density, humidity, among others.)

2.10	Trade and other accounts receivable

Trade and other accounts receivable relate to non-derivative financial assets with fixed payments that can be determined and are not quoted in any active market.  These arise from sales operations involving the products and/or services that the Company commercializes directly to its customers.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less an accrual for impairment loss.   When the face value of the account receivable does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade accounts receivable when there is objective evidence that the Company will not be able to collect all the amounts owed to it according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.11	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from royalties

Income from royalties is recognized based on the accrual in accordance with the economic substance of the related agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.11	Revenue recognition (continued)

(e)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

2.12	Investments recognized using the equity method

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate.  The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’ results for the reporting period.

Unrealized profit on transactions with associates and subsidiaries are eliminated in consolidation of the ownership percentage that the Company has on these entities.

Unrealized losses are also eliminated unless the transaction provided evidence of loss from impairment of the assets transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

The associated companies and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued, suspending the recognition of proportional income.

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated classified statement of financial position unless the Company has a contractual commitment to resolve the equity position.  In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

2.13	Income Tax

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.  Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated classified statement of financial position, considering the origin of the gains or losses which have generated them.

As of the date of these consolidated financial statements, the carrying value of deferred tax assets has been reviewed and reduced to the extent their will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets.  Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized are were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.14	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

2.15	Non-financial asset value impairment

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs.  These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses are recognized as expense, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist.  An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount.  Should this be the case, the reversal is treated as an increase in revaluation.

As of June 30, 2011, and December 31, 2010, the Company is not aware of any indicators of impairment with respect to its depreciated assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.16	Financial assets

The Company classifies its financial assets under the following categories: at fair value through profit or loss, loans and accounts receivable, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose for which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flow of the financial asset or the group of financial assets that can be reliably estimated.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounts. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments that can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates exceeding 12 months from the closing date, which are classified as non-current assets. Loans and accounts receivable are included under the caption “Trade and other accounts receivable” in the consolidated classified statement of financial position and are stated at amortized cost. The subsequent measurement at amortized cost is calculated using the effective interest rate method less impairment.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments that can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If a significant amount of financial assets held to maturity were to be sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments that have been designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value, recognizing in other comprehensive income those variations in fair value.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

2.17	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade accounts payable, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at nominal value and as non-current when maturity is over twelve months and as current when maturity is less than twelve months. Interest expenses are recorded the year in which they are accrued under a financial approach.

In accordance with IAS 32 and 39, debt-related expenses are accounted for in the accompanying consolidated classified statements of financial position, deducting the associated debt and are imputed to the results of the year within the life of the debt using the effective interest rate method.

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.
(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade accounts payable

Trade accounts payable to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

2.18	The environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.19	Minimum dividend

As required by the Public Corporations Act, unless otherwise decided by the shareholders through unanimous vote of the holders of those shares issued and subscribed, a public corporation must distribute a minimum dividend of 30% of its profit for the year, except in the event that the Company has losses not absorbed in prior years.

2.20	Consolidated statement of cash flows

Cash equivalents relate to short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, and that expire in less than three months. This classification also applies to mutual funds classified as cash equivalents.

The statement of cash flows includes cash movements performed during the year, determined using the indirect method.

2.21	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts.   In the case of the United States employees, certain obligations are in accordance with the related pension plan.

These obligations are valued using actuarial calculations, which consider such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.21	Obligations related to employee termination benefits and pension commitments (continued)

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in consolidated statement of income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of established actuarial hypotheses.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended June 30, 2011 and December 31, 2010.

The Company’s affiliate SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate. The net balance of this obligation is presented in the category called non-current accruals for employee benefits.

2.22	Financial derivatives and hedge transactions

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value at each period end.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 8.3. Movements in the cash flow hedge reserve (other comprehensive income) are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

2.22	Financial derivatives and hedge transactions(continued)

Financial derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to income, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects income for the year, as when the hedged interest income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in other comprehensive income are transferred to income. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in equity are maintained in shareholders’ equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.23	Leases

(a)	Leases - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lesser value of its useful life or the life of the agreement.

(b)	Lease - Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

2.24	Prospecting expenses

Those prospecting expenses associated with mineral reserves being exploited are included under Inventory and amortized according to the estimated mineral content reserves. Prospecting expenses associated with future mineral reserves are presented under other non-financial assets as and when minerals included in the future reserve have caliche ore-grade, which makes the mining property economically commercializable.

Those expenses incurred on mining properties in which the product has a low caliche ore-grade that is not economically commercializable, are directly charged to income.

2.25	Other provisions accrued expenses

Provisions are recognized when:

*	The Company has a present obligation as the result of a past event.

*	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

*	A reliable estimate can be made of the amount of the obligation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

2.25	Other provisions accrued expenses (continued)

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

2.26	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments”. Variations in the fair value of options granted are recognized with a charge to wages on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note N°16)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.27 Goods and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within current assets.

Costs of claims are recognized in profit or loss immediately after they become known, net of recoverable amounts from insurance companies. Recoverable amounts are recorded as a reimbursable asset from the insurance company under “Trade and other accounts receivable", calculated as established in the respective insurance policies.

2.28	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests annually and is stated at cost plus accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. It is allocated based on cash generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

(b)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized. However, they are subject to an impairment assessment on an annual basis.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 2 - Basis of presentation of consolidated financial statements and Summary of significant accounting principles (continued)

2.28	Intangible assets (continued)

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

No impairment of intangible assets exists as of June 30, 2011 and December 31, 2010.

2.29	Research and development expenses

Research and development expenses are expensed in the period in which the disbursement is made, with the exception of property, plant and equipment acquired for use in research and development, which are recognized in the accounting under the respective item within property, plant and equipment.

2.30	Classification of balances as current and non-current

In the attached statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the anticipated recovery date.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies

3.1	Risk management policy

The Risk Management Policy of the company is oriented towards safeguarding its stability and sustainability in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain risk factors that may affect the financial position or results of operations. Among these risks, the most relevant are market risk, liquidity risk, foreign exchange rate risk, doubtful accounts risk, and interest rate risk.

There may be additional risks that might also affect the commercial operations, the business, the financial position or the operations of the Company, but at this time they are not considered significant.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management, in particular the Finance Management, is responsible for constantly assessing the financial risk.  The Company uses derivatives to cover a significant portion of these risks.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 3 - Financial Risk Management, Objectives and Policies (continued)

3.2   Risk factors

3.2.1 Market risk

Market risks are those uncertainties associated with fluctuations of market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk

The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose the Company to risks related to economic conditions and trends in those countries. On the other hand, inventory may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk

The prices of the Company’s products are affected by the fluctuations of the international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and operating income.

c)	Commodities price risk

The Company is exposed to changes in the prices of raw materials and energy, which may have an impact on its production costs, ThUS giving rise to instability in the results.

At present, the Company has a direct annual expense close to US$85 million on account of fuel and close to US$55 million on account of electricity. Variations of 10% in the prices of energy the Company requires to operate, may involve in the short term movements in costs amounting to US$14 million.

3.2.2 Doubtful accounts risk

As occurred in the last global financial crisis, the contraction of the global economy and the potentially negative effects on the financial position of the Company’s clients may extend the accounts receivable collection time, increasing the Company’s exposure to doubtful accounts. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

As a way to mitigate these risks, the Company actively controls debt collection and uses measures such as loan insurance, letters of credit, and advance payments with regard to some accounts receivable.

3.2.3  Foreign exchange risk

As a result of the influence in the price determination, of its relationship with sales costs, and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of the Company is the U.S. dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, the Company has hedge contracts to insure its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies.

A significant portion of the Company’s costs is related to the Chilean peso. Therefore, an increase or decrease in the foreign exchange rate between the Chilean peso and the US dollar would affect its costs US$370 million of the Company’s costs, especially payroll, relate to the Chilean peso, which are hedged by derivative instruments that cover currency fluctuations.

As of December 31, 2010 the Company had derivative instruments classified as foreign exchange risk and interest rate hedged associated with the total bond obligations in both Chilean pesos and UF (units indexed by inflation), for a fair value of US$97.5 million. As of June 30, 2011 this sum amounts to US$ 99.9 million, both in favor of the Company.

3.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long term debts valued at LIBOR plus a spread. As the Company does not have derivative instruments to cover LIBOR fluctuations, the Company is subject to the fluctuations of that rate.

As of June 31, 2011 approximately 27% of the Company’s financial obligations included current portion valued at LIBOR, therefore significant increases in the rate may impact its financial position. A 100 point variation on this rate may trigger variations in the financial expenses close to US$3.2 million per year; however, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, the Company has over the total financial debt as of June 30, 2011 a percentage close to 15% with short term maturity, ThUS reducing the exposure to interest rate fluctuations.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

3.2.5 Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst others.

The Company has a relevant capital expense program that is subject to risks and uncertainties. Mostly the exploration and exploitation of reserves, mining and processing costs, and compliance with the applicable regulations require important capital expenses, which are subject to variations in time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long term and may affect the Company’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and operational results of the Company.

As a result of the foregoing, the Company constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of June 30, 2011 the Company had committed bank lines amounting to US$597 million and not committed bank lines amounting to US$40 million, in the event additional resources were needed.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which risk classification is AAA.

3.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

Note 4 - Changes in accounting estimates and policies (Uniformity)

4.1   Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 4 - Changes in accounting estimates and policies (Uniformity) (continued)

4.2   Changes in accounting policies

As of June 30, 2011, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period or the transaction date.

The consolidated classified statements of financial position as of June 30, 2011 and as of December 31,2010 and the statements of income, comprehensive income, equity and cash flows for the periods ended June 30, 2011 and June 30, 2010, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

Note 5 - Cash and cash equivalents

5.1	Types of cash and cash equivalents

As of June 30, 2011 and December 31, 2010, cash and cash equivalents are detailed as follows:

	06.30.2011	12.31.2010
Cash and cash equivalents	ThUS$	ThUS$

Cash on hand	84	83
Bank balances	21,892	24,267
Short-term time deposits	337,098	375,057
Other cash and cash equivalents	115,837	125,245
Cash and cash equivalents	474,911	524,652

5.2	Other cash and cash equivalents

As of June 30, 2011, and December 31, 2010, other cash and cash equivalents relate to mutual fund units for investments made in:

Institution	06.30.2011 ThUS$	12.31.2010 ThUS$
Legg Mason Western Asset Institutional Liquid Reserves	39,654	52,576
BlackRock Institutional cash series Plc	36,909	36,712
JP Morgan US dollar Liquidity Fund Institutional	39,274	35,957
Total	115,837	125,245

These other cash equivalents are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Note 5 - Cash and cash equivalents (continued)

5.3	Information on cash and cash equivalents by currency

Cash and cash equivalents are classified by currency as follows:

	06.30.2011	12.31.2010
Original currency	ThUS$	ThUS$
Chilean Peso	250,902	331,011
US Dollar	213,567	176,703
Euro	5,400	6,784
Mexican Peso	230	102
South African Rand	3,506	8,776
Japanese Yen	1,191	1,192
Peruvian Sol	58	13
Argentinean Peso	3	-
Brazilian Real	6	21
Chinese Yuan	29	40
Indonesian rupee	5	5
Pound sterling	14	5
Totals	474,911	524,652

5.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2011 and December 31, 2010, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5   Detail of time deposits
Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS	06.30.2011 ThUS$	12.31.2010 ThUS$
Banco BBVA Chile	Fixed term	Chilean pesos	0.49	05/06/2011	08/04/2011	20,008	180	20,188	-
Banco BBVA Chile	Fixed term	US Dollar	1.70	06/24/2011	09/22/2011	20,476	6	20,482	-
Banco BBVA Chile	Fixed term	US Dollar	1.70	06/24/2011	09/22/2011	5,000	1	5,001	-
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.52	06/01/2011	08/30/2011	15,090	76	15,166	26,401
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	06/02/2011	08/31/2011	15,328	73	15,401	4,168
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.50	06/14/2011	09/12/2011	4,340	12	4,352	6,738
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	06/15/2011	09/13/2011	8,733	22	8,755	10,574
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.51	06/16/2011	09/14/2011	15,029	36	15,065	10,150
Banco Crédito e Inversiones	Fixed term	Chilean pesos	0.49	06/29/2011	08/29/2011	35,859	5	35,864	10,355
Banco de Chile	Fixed term	Chilean pesos	0.52	05/26/2011	08/24/2011	5,043	31	5,074	20,781
Banco de Chile	Fixed term	Chilean pesos	0.50	06/22/2011	09/20/2011	20,282	27	20,309	16,056
Banco de Chile	-	-	-	-	-	-	-	-	15,832
Banco de Chile	-	-	-	-	-	-	-	-	20,962
Banco de Chile	-	-	-	-	-	-	-	-	7,271
Banco de Chile	-	-	-	-	-	-	-	-	20,306
Banco de Chile	-	-	-	-	-	-	-	-	1,667
Banco Estado	-	-	-	-	-	-	-	-	17,001
Banco Santander-Santiago	Fixed term	Chilean pesos	0.46	04/26/2011	07/11/2011	15,225	152	15,377	10,499
Banco Santander-Santiago	Fixed term	Chilean pesos	0.47	04/26/2011	07/25/2011	20,273	205	20,478	15,528
Banco Santander-Santiago	Fixed term	Chilean pesos	0.51	05/18/2011	08/16/2011	10,211	74	10,285	20,897
Banco Santander-Santiago	Fixed term	US Dollar	0.85	06/30/2011	07/15/2011	6,000	-	6,000	31,752
Banco Santander-Santiago	Fixed term	US Dollar	1.01	06/17/2011	07/19/2011	25,000	9	25,009	6,251
Banco Santander-Santiago	Fixed term	US Dollar	1.70	06/28/2011	06/30/2011	10,004	-	10,004	3,200
Banco Santander-Santiago	Fixed term	US Dollar	1.13	06/14/2011	06/30/2011	5,000	3	5,003	20,009
Banco Security	Fixed term	Chilean pesos	0.50	05/05/2011	08/03/2011	20,097	186	20,283	16,014
Banco Security	-	-	-	-	-	-	-	-	7,017
Citibank New - York	Overnight	US Dollar	0.01	06/30/2011	07/01/2011	2,999	-	2,999	557

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 5 - Cash and Cash Equivalents (continued)

5.5   Detail of time deposits (continued)
Cash and cash equivalents in time deposits at each year-end are detailed as follows:

Receiver of the deposit	Type of Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	06.30.2011 ThUS$	12.31.2010 ThUS$
Citibank New - York	Overnight	US Dollar	0.01	06/30/2011	07/01/2011	3,245	-	3,245	-
Corpbanca	Fixed term	Chilean pesos	0.47	04/25/2011	07/20/2011	20,294	208	20,502	15,556
Corpbanca	Fixed term	Chilean pesos	0.51	05/09/2011	07/28/2011	3,019	26	3,045	5,786
Corpbanca	Fixed term	Chilean pesos	0.51	06/14/2011	09/12/2011	9,978	27	10,005	4,060
Corpbanca	Fixed term	Chilean pesos	0.51	06/23/2011	09/21/2011	10,191	12	10,203	8,786
IDBI Bank	Fixed term	Indian rupee	-	06/30/2011	07/31/2011	3	-	3	3
Scotiabank Sud Americano	-	-	-	-	-	-	-	-	20,880
HSBC Bank Chile	Fixed term	US Dollar	0.60	06/30/2011	07/15/2011	9,000	-	9,000	-
Total								337,098	375,057

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 6 - Inventory

The composition of inventory is detailed as follows:

Type of inventory	06.30.2011 ThUS$	12.31.2010 ThUS$

Raw materials	4,923	7,120
Supplies for production	26,766	21,398
Products-in-progress	311,309	291,536
Finished products	294,087	285,047
Total	637,085	605,101

Inventory reserves recognized as of June 30, 2011 amount to ThUS$67,344, as of December 31, 2010 amounted to ThUS$63,597. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others.) Additionally, reserves have been recognized for lower prices on the sale of products and inventory difference.

As of June 30, 2011 the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$483,368 and as of June 30, 2010 to ThUS$433,513.

The breakdowns of inventory reserves are detailed as follows:

Type of Inventory	06.30.2010 ThUS$	12.31.2010 ThUS$

Raw materials reserves	1,093	1,093
Supplies for production reserves	-	-
Products-in-progress reserves	50,751	43,115
Finished products reserves	15,500	19,389
Total	67,344	63,597

The Company has not delivered inventory as collateral for the periods indicated above.

Note 7 - Related Party Disclosures

7.1   Related party disclosures

Balances pending at each period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other accounts receivable from related parties or trade and other accounts payable to related parties. For the period ended June 30, 2011, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

7.2 Relationships between the parent company and the entity

According to the Company’s by-laws., no shareholder can own more than 32% of the Company’s voting shares.

Sociedad de Inversiones Pampa Calichera S.A. and Global Mining Investments (Chile) S.A., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 30.06% of the current total amount of shares issued, subscribed and paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and paid.

The Pampa Group and the Kowa Group have informed the Company, the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties.. In addition, this assertion is regardless of the fact that both Groups on December 21, 2006 subscribed to a joint venture agreement with respect to those shares. Consequently, such parties assert that the Pampa Group, by itself, does not concentrate more than 32% of the voting rights capital of the Company, and the Kowa Group does not concentrate by itself more than 32% of the voting rights capital of SQM S.A.

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	26.72
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
Total Pampa Group		30.06

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

7.3	Intermediate parent company and companies controlled by SQM S.A. that publicly issue financial statements

The following intermediate parent companies prepare public financial statements:

Soquimich Comercial S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of June 30, 2011 and December 31, 2010

	Interest percentage in subsidiary 06.30.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.6383	60.6383
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6383	60.6383
SQM Industrial S.A.	99.0470	0.9530	100 .0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Agrorama Callegari Ltda.	0.0000	42.4468	42.4466
Agrorama S.A. (*)	0.0000	60.6377	60.6377
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0002	99.9998	100.0000

(*) This subsidiary was incorporated on April 7, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.4	Detailed identification of the link between the parent company and the subsidiary as of June 30, 2011 and December 31, 2010 (continued)

	Interest percentage in subsidiary 06.30.2011 and 12.31.2010
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	1.0000	99.0000	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0000	100.0000	100.0000
SQM Perú S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited.	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3333	1.6667	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80 .0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty.Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
Fertilizantes Naturales S.A.	0.0000	66.6750	66.6750
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijin Comercial Co. Ltd.	0.0000	100.0000	100.0000

7.5   Detail of related parties and transactions with related parties

Transactions between the parent company and its subsidiaries are part of the Company's common transactions.  In addition, these have been eliminated in consolidation and are not detailed in this note.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.5	Detail of related parties and transactions with related parties (continued)

Taxpayer ID	Company	Relationship	Original country	Transaction	06.30.2011 ThUS$	06.30.2010 ThUS$

Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Product Sales	15,417	8,958
Foreign	Ajay Europe S.A.R.L.	Associate	France	Product Sales	12,101	12,078
Foreign	Ajay North America LLC.	Associate	United States	Product Sales	19,447	17,629
Foreign	Ajay North America LLC.	Associate	United States	Dividends	268	37
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Product Sales	3,630	6,940
Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	Product Sales	54,478	43,361
Foreign	NU3 B.V.	Associate	The Netherlands	Product Sales	9,502	7,705
Foreign	NU3 B.V.	Associate	The Netherlands	Services Sales	53	53
Foreign	NU3 N.V.	Associate	Belgium	Product Sales	7,086	7,750
Foreign	SQM Vitas Brasil	Joint venture	Brazil	Product Sales	17,988	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.6	Trade and other accounts receivable from related parties, current

					06.30.2011	12.31.2010
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$

77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	54	106
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly-controlled entity	Chile	US Dollar	8	8
79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	30	6
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	-	-
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Euro	1,752	1,618
Foreign	Ajay Europe S.A.R. L.	Associate	France	US Dollar	3,016	2,043
Foreign	Ajay North America LLC.	Associate	United states	US Dollar	4,696	2,666
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US Dollar	3,138	4,517
Foreign	NU3 B.V.	Associate	The Netherlands	Euro	2,744	1,083
Foreign	Misr Speciality Fertilizers	Associate	Egypt	US Dollar	186	335
Foreign	Kowa Company Ltd.	Jointly-controlled entity	Japan	US Dollar	20,919	23,134
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US Dollar	800	656
Foreign	Qingdao SQM-Star Corp	Joint venture	China	US Dollar	419	-
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US Dollar	13,707	-
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US Dollar	189	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Dirham of the United Arab Emirates	292	-
Total					51,950	36,172

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.7	Trade and other accounts payable to related parties, current

					06.30.2011	12.31.2010
Taxpayer ID	Company	Relationship	Country	Currency	ThUS$	ThUS$

Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US Dollar	254	73
Foreign	NU3 N.V.	Associate	Belgium	US Dollar	1,394	270
Foreign	SQM Vitas	Joint venture	United Arab Emirates	Dirham of the United Arab Emirates	-	2,614
Foreign	Coromandel Fertilizers Limited	Joint venture	India	Rupee	630	581
Total					2,278	3,538

As of June 30, 2011, and June 30, 2010 there are no allowances for doubtful accounts relating to outstanding balances from transactions with related parties.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

7.8	Board of directors and senior management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2011.

As of June 30, 2011, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these consolidated financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1  Compensation for 2011

2.1.1 Board of Directors

Directors’ compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended.

b)
A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net for the period effectively earned by the Company during fiscal year 2011.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for  the year effectively earned by the Company during fiscal year 2011.

d)
The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2011.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2011 amount to ThUS$ 167.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 7 - Related Party Disclosures (continued)

2)	Directors’ Compensation

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)
A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the  year effectively earned by the Company during fiscal year 2011.

2.2	Compensation for 2010

2.2.1 Directors’ Compensation and Committee

The remuneration of Directors is composed of:
f)
A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the related month.

g)
A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of total net income for the period effectively earned by the Company during fiscal year 2010.

h)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of total net income for  the year effectively earned by the Company during fiscal year 2010.

i)
The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal year ending December 31, 2010.

j)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2010 amount to ThUS$ 2,869.

2.2.2 Directors Committee
The remuneration of Directors Committee is composed of:
c)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

2.2.2 Directors Committee (continued)

d)
A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income for the  year effectively earned by the Company during fiscal year 2010.

3)	No guarantees have been constituted in favor of the Directors.

4)	Senior Management remuneration

As of June 30, 2011, the global remuneration paid to the 108 main executives amounts to ThUS$ 14,366 (ThUS$ 21,809 as of December 31, 2010). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s results. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)
Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2011 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)
The Company’s Managers and Directors do not receive or have not received any benefit during the period ended as of June 30, 2011 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)
One of the Company’s Board of Directors is member of the Ultramar Group. During the period ended June 30, 2011, the amount of operations with this Group is approximately ThUS$3,758 (ThUS$ 11,532 as of December 31, 2010).

9)	The Company currently maintains financial operations with BCI Bank (Banco de Crédito e Inversiones). A member of the Company’s Board of Directors also belongs to the Board of Directors of BCI Bank.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments

Financial assets are detailed as follows:

8.1	Types of other financial assets

Types of other financial assets	06.30.2011 ThUS$	12.31.2010 ThUS$

Other current financial assets (1)	111,637	69,818
Derivative instruments (2)	5,263	1,363
Hedging assets, current	10,102	4,997
Total other current financial assets	127,002	76,178

Other non-current financial assets (3)	119	118
Hedging assets, non-current	94,552	92,556
Total other non-current financial assets	94,671	92,674

(1)       Relates to time deposits with purchased maturities greater than 90 days.

(2)       Relate to forwards and options that were not classified as hedging instruments. (See note 8.3)

(3)       Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership interest of 3%.)

Other financial assets, current

Financial Institution	06.30.2011 ThUS$	12.31.2010 ThUS$
Banco Santander Santiago	20,251	-
Banco Estado	3,324	-
Banco de Crédito e Inversiones	29,226	36,251
Banco de Chile	27,453	10,333
Corpbanca	31,383	18,031
Banco Itau Chile	-	5,203
Total	111,637	69,818

8.2	Trade and other accounts receivable

a)	Trade and other accounts receivable, net:

Description of the type of trade and other accounts receivable, net:	06.30.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	404,114	350,720
Other accounts receivable	21,684	25,225

Trade and other accounts receivable current, net	425,798	375,945
Trade and other accounts receivable non-current, net	1,001	1,102
Other accounts receivable	1,001	1,102

Total	426,799	377,047

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

b)	Trade and other accounts receivable, gross:

Types of trade and other accounts receivable, gross	06.30.2011 ThUS$	12.31.2010 ThUS$

Trade accounts receivable	422,284	367,545
Other accounts receivable	23,747	27,282

Trade and other accounts receivable current, gross	446,031	394,827

Other accounts receivable	1,001	1,102

Total	447,032	395,929

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2	Trade and other accounts receivable (continued)

c)	Detail of financial assets past due

Financial assets past due are composed of the following: Trade and other accounts receivable as of June 30, 2011 and December 31, 2010.

				Balances as of 06.30.2011
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	40,249	7,324	18,120	7,760	73,453
Total	40,249	7,324	18,120	7,760	73,453

				Balances as of 12.31.2010
Financial assets	Past due for less than three months ThUS$	Past due for between three and six months ThUS$	Past due for between six and twelve months ThUS$	Past due for more than twelve months ThUS$	Total ThUS$

Trade and other accounts receivable	57,804	606	6,976	4,245	69,631
Total	57,804	606	6,976	4,245	69,631

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2       Trade and other accounts receivable (continued)

d)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been exhausted or there are certain doubts as to the recovery of trade and other accounts receivable.

Financial assets	06.30.2011 ThUS$	12.31.2010 ThUS$
Trade and other accounts receivable	(20,233)	(18,882)
Balance	(20,233)	(18,882)

Reconciliation of variations in the allowance for doubtful accounts of trade and other accounts receivable.

	06.30.2011 ThUS$	12.31.2010 ThUS$

Opening balance	18,882	17,083
Bad debt expense	1,833	2,028
Write-offs	(559)	(118)
Exchange difference	77	(111)

Total	20,233	18,882

e)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.2       Trade and other accounts receivable (continued)

The policy of the Company is to request a collateral (such as letters of credit and guarantee clauses or other), and/ or to have insurance for certain accounts as the management deems suitable. Renegotiated debts are not significant and are limited to accounts receivable in Chile.

Trade receivables	06.30.2011 ThUS$	12.31.2010 ThUS$

Gross trade receivable	477,032	395,929
Overdue which are not considered to be impaired	(73,453)	(69,631)
Allowance for doubtful accounts	(20,233)	(18,882)

Receivables that are neither overdue or considered impaired in value	353,346	307,416

8.3	Current hedge assets

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF. As of June 30, 2011 the nominal value of flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 408,052 as of December 31, 2010 such contracts amounted to ThUS$ 410,618.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in other comprehensive income (equity)	Deferred income tax hedging reserve in equity	Hedging reserve in other comprehensive income (equity)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2011	104,654	6,146	(15,054)	2,678	(12,376)

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

Balances in the column “Effects on profit or loss”, consider the annual effects of contracts that were in force as of June 30, 2011 and December 31, 2010.
As of June 30, 2011, the Company has hedging assets associated to the Investments Plan amounting to ThUS$ 4,748.

Derivative contract maturities are detailed as follows:

Series	Contract Amount ThUS$	Currency	Expiration Date
C	79,539	UF	12.01.2026
G	33,673	Chilean peso	01.05.2014
H	146,360	UF	01.05.2013
I	56,041	UF	04.01.2014
J	92,440	Chilean peso	04.01.2014

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial Instruments (continued)

8.3	Current hedge assets (continued)

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or implicit derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

(a)       Fair value hedges

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the covered item that is attributable to the risk that is covered.

The Company documents the relationship between hedge instruments and the covered entry along with the objectives of its risk management and strategy to carry out different hedge transactions. In addition, upon commencement of the period covered and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective to cover market fluctuations for which purpose we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80 to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. To date, the effectiveness tests have defined them as effective.

(b)      Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities

As of June 30, 2011, and December 31, 2010, financial liabilities are detailed as follows:

Types of interest-bearing loans	06.30.2010 ThUS$	12.31.2010 ThUS$

Current interest-bearing loans

Bank loans (a)	180,706	150,958
Derivative instruments (9.6)	10,334	18,353
Current hedging liabilities	-	-
Unsecured obligations (b)	18,323	18,244
Total	209,363	187,555

Non-current interest-bearing loans

Bank loans (c)	140,000	140,000
Non-current hedging liabilities	-	-
Unsecured obligations (d)	954,689	950,188
Total	1,094,689	1,090,188

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

a)	Current bank loans:

As of June 30, 2011 and December 31, 2010, current bank loans are detailed as follows:

Debtor			Creditor							06.30.2011 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	UP to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	0.63%	0.63%	-	20,002	20,002
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.53%	2.53%	-	611	611
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	0.52%	0.52%	20,016	-	20,016
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	0.74%	0.74%	20,021	-	20,021
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Maturity date	0.52%	0.52%	20,016	-	20,016
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Maturity date	0.64%	0.64%	20,023	-	20,023
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	0.81%	0.74%	-	80,049	80,049
Total										80,076	100,662	180,738
Borrowing costs										-	(32)	(32)
Total										80,076	100,630	180,706

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Debtor			Creditor							12.31.2010 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	20,214	-	20,214
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	3.93%	3.77%	10,104	-	10,104
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Maturity date	2.55%	2.55%	-	625	625
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.64%	0.64%	20,030	-	20,030
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Maturity date	0.26%	0.26%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Maturity date	1.22%	0.80%	-	80,055	80,055
Total										70,348	80,680	151,028
Borrowing costs										-	(70)	(70)
Total										70,348	80,610	150,958

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

b)	Unsecured obligations, current:

Bonds
Debtor										Periodicity		06.30.2011 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.71%	6.13%	Bi-annually	At maturity	-	2,544	2,544
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.93%	5.50%	Bi-annually	At maturity	-	2,630	2,630
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.55%	4.00%	Bi-annually	Bi-annually	-	7,355	7,355
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.04%	7.00%	Bi-annually	Bi annually	1,501	-	1,501
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.29%	4.90%	Bi-annually	Bi-annually	4,402	-	4,402
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.42%	3.00%	Bi-annually	At maturity	-	513	513
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.72%	5.50%	Bi-annually	At maturity	-	1,482	1,482
				Total								5,903	14,524	20,427
				Bond issue cost								(275)	(1,829)	(2,104)
				Total								5,628	12,695	18,323

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows expected in Cross Currency Swap Agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Debtor										Periodicity		12.31.2010 Current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current value	Currency or Indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Up to 90 days ThUS$	More than 90 days less than 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.69%	6.13%	Bi-annually	At maturity	-	2,591	2,591
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.93%	5.50%	Bi-annually	At maturity	-	2,682	2,682
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	-	7,237	7,237
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.29%	4.90%	Bi-annually	Bi-annually	4,319	-	4,319
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	7.53%	7.00%	Bi-annually	At maturity	1,502	-	1,502
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.36%	3.00%	Bi-annually	At maturity	-	512	512
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	6.64%	5.50%	Bi-annually	At maturity	-	1,508	1,508
				Total								5,821	14,530	20,351
				Bond issue cost								(270)	(1,837)	(2,107)
				Total								5,551	12,693	18,244

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of June 30, 2011 and December 31, 2010 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							06.30.2011 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More Than 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.5318%	2.5318%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

Debtor			Creditor							12.31.2010 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	At maturity	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of June 30, 2011 and December 31, 2010 is detailed as follows:

Debtor										Periodicity		06.30.2011 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		single	200,000,000	US$	6.71%	6.13%	Bi-annually	At maturity	-	200,000	-	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		single	250,000,000	US$	5.93%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,175,000	UF	6.55%	4.00%	Bi-annually	Bi-annually	14,027	14,027	73,642	101,696
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.29%	4.90%	Bi-annually	Bi-annually	-	-	187,027	187,027
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	7.04%	7.00%	Bi-annually	At maturity	44,856	-	-	44,856
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	5.42%	3.00%	Bi-annually	At maturity	70,135	-	-	70,135
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.72%	5.50%	Bi-annually	At maturity	111,072	-	-	111,072
				Total								240,090	214,027	510,669	964,786
				Bond issue costs								(2,235)	(1,485)	(6,377)	(10,097)
				Total								237,855	212,542	504,292	954,689

Debtor										Periodicity		12.31.2010 Non-current due dates
Tax ID	Subsidiary	Country	Placement in Chile or abroad	Number of registration or ID of the instrument	Series	Placed nominal current amount	Currency or indexed unit	Effective rate	Nominal rate	Interest payment	Amortization payment	Over 1 to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		single	200,000,000	US$	6.69%	6.13%	Bi-annually	At maturity	-	-	200,000	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		single	250,000,000	US$	5.93%	5.50%	Bi-annually	At maturity	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,325,000	UF	6.56%	4.00%	Bi-annually	Bi-annually	13,755	13,755	75,654	103,164
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.29%	4.90%	Bi-annually	Bi-annually	-	-	183,402	183,402
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	7.53%	7.00%	Bi-annually	At maturity	-	44,877	-	44,877
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	5.36%	3.00%	Bi-annually	At maturity	-	68,776	-	68,776
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	6.64%	5.50%	Bi-annually	At maturity		111,124	-	111,124
				Total								13,755	238,532	709,056	961,343
				Bond issue costs								(682)	(2,670)	(7,803)	(11,155)
				Total								13,073	235,862	701,253	950,188

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

e)	Additional Information

-	Bonds

As of June 30, 2011 and December 31, 2010, ThUS$18,323,  ThUS$18,244, respectively are presented at short-term related to principal, current portion plus interest accrued at that date, not including borrowing costs and bonds issuance costs . In the long-term, non-current, the Company presented ThUS$954,689 as of June 30, 2011, ThUS$950,188 as of December 31, 2010 related to principal installments of Series C bonds, unique Series bonds, Series G bonds, Series H bonds, Series J bonds, Series I bonds and single series second issuance bonds.

As of June 30, 2011 and December 31, 2010 the details of each issuance are as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%

As of June 30, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series C bonds.

Payments made	06.30.2011	12.31.2010
	ThUS$	ThUS$
Principal	3,501	6,298
Interest	2,219	4,175

Single Series bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125%  under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Single Series bonds.

	06.30.2011 ThUS$	12.31.02010 ThUS$
Interest payments	6,125	12,250

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of June 30, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series G and H bonds line:

	06.30.2011 ThUS$	12.31.2010 ThUS$
Interest G series	1,551	2,750
Interest H series	4,459	7,763

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of June 30, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the Series J and I bonds:

	06.30.2011 ThUS$	12.31.2010 ThUS$
Interest J series	2,926	5,588
Interest I series	1,000	1,873

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.4	Financial liabilities (continued)

Single Series bonds (second issuance)

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 maturing in ten years beginning on the aforementioned date with an annual interest rate of 5.5%.

As of June 30, 2011 and December 31, 2010, the Company has made the following payments of principal and interest to comply with its obligations in relation to the second-issuance single series bonds.

	06.30.2011 ThUS$	12.31.2010 ThUS$
Interest payments	6,875	6,875

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

8.5	Trade and other accounts payable

Payments made	06.30.2011		12.31.2010
	ThCh$	ThUS$	ThCh$	ThUS$
Principal, Series 1-B	-	-	15,000,000	29,040

Type of trade and other accounts payable	06.30.2011 ThUS$	12.31.2010 ThUS$

Current trade and other accounts payable

Trade accounts payable	172,806	151,516
Rentals	31	207
Other accounts payable	755	424
Total	173,592	152,147

The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company. The Company has purchase order as of June 30, 2011 which amounts ThUS$ 98,645 (December 31, 2010 ThUS$ 51,347)

Types of creditors and other accounts payable, non-current	06.30.2011 ThUS$	12.31.2010 ThUS$

Lease liabilities	-	-
Total	-	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

8.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments, measured at fair value, the detail by type of instrument is as follows:

Financial liabilities at fair value through profit or loss	06.30.2010	Effect on profit or loss as of 06.30.2011	12.31.2010	Effect on profit or loss as of 12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	6,953	(6,953)	15,818	(15,818)
Derivative instruments (options)	3,381	(3,381)	2,535	(2,535)
	10,334	(10,334)	18,353	(18,353)

Balances in the column “effect on profit or loss” consider the annual effects of agreements that were in force as of June 30, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.7	Financial asset and liability categories

Description of financial assets	06.30.2011 ThUS$	12.31.2010 ThUS$

Financial assets at fair value with changes in income, necessarily measured at fair value	10,011	1,362

Financial assets at fair value in other comprehensive income	99,906	97,554

Financial assets at fair value with changes in income, classified as held for trading	111,637	69,818

Investments held to maturity	119	118

Loans and accounts receivable	427,799	377,047

Financial assets available for sale	-	-

Total financial assets	648,472	545,899

Description of financial liabilities	06.30.2010 ThUS$	12.31.2010 ThUS$

Financial liabilities at fair value through profit or loss	10,334	18,353

Financial liabilities measured at amortized cost	1,467,310	1,411,537

Total financial liabilities	1,477,644	1,429,890

8.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintained a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

On October 15, 2009, SQM Brazil directly provided a guarantee to governmental entities related to legal processes under development, in a note issued by BBVA Bancomer S.A.

As of June 30, 2011 and December 31, 2010, assets pledged as guarantees are detailed as follows:

Restricted cash	06.30.2011 ThUS$	12.31.2010 ThUS$

Isapre Norte Grande Ltda.	528	514
Total	528	514

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk factors.

Methodologies and assumptions used depend on the risk terms and characteristics of each instrument, and include the following as a summary:

-	Cash equivalents approximate fair value due to the short-term maturities of these instruments.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with an original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market with similar terms.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 8 - Financial instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments (continued)

The Company’s instruments, listed at carrying value and estimated fair value, are detailed as follows:

	06.30.2011		12.31.2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	474,911	474,911	524,652	524,652
Current trade and other accounts receivable	425,798	425,798	375,945	375,945
Other current financial assets:
- Time deposits (L2)	111,637	111,637	69,818	69,818
- Derivative instruments (L2)	10,011	10,011	1,363	1,363
- Current hedging assets (L2)	5,354	5,354	4,997	4,997
Total other current financial assets	127,002	127,002	76,178	76,178
Other non-current financial assets:	119	119	118	118
Non-current hedging assets (L2)	94,552	94,552	92,556	92,556
Total other non-current financial assets	94,671	94,671	92,674	92,674
Other current financial liabilities
- Bank loans	180,706	180,706	150,958	150,958
- Derivative instruments (L2)	10,334	10,334	18,353	18,353
- Hedging liabilities (L2)	-	-	-	-
- Unsecured obligations	18,323	18,323	18,244	18,244
Total other current financial Liabilities	209,363	209,363	187,555	187,555
Trade accounts payable	173,592	173,592	152,147	152,147
Other non-current financial liabilities:
- Bank loans	140,000	142,945	140,000	143,174
- Non-current hedging liabilities (L2)	-	-	-	-
- Unsecured obligations	954,689	1,014,655	950,188	1,092,026
Total other non-current financial liabilities	1,094,689	1,157,600	1,090,188	1,235,200

Fair value hierarchy

Fair value hierarchies correspond to:

Level 1	(L1): when only quoted (unadjusted) prices have been used in active markets.

Level 2	(L2) :when in a phase in the valuation process variables other than prices quoted in Level 1 have been used which are directly observable in markets.

Level 3	(L3): when in a phase in the valuation process, variables not based on observable market data have been used.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries

9.1	Disclosures on investments in subsidiaries

a)	Operations acquired in 2011

On April 7, 2011 was formed Sociedad Agrorama S.A., with ownership of the subsidiary Soquimich Comercial S.A. by 99.999% and Sociedad Productora de Insumos Agrícolas Ltda. by 0.001%.  This new company will have a paid-in capital amounting to M$100,000 (ThUS$211), its duration will be indefinite and its main business objective will be the commercializtion and distribution of fertilizers, pesticides and agricultural products or supplies.

b)	Operations acquired in 2010

On February 2, 2010, the subsidiary SQM Beijin Comercial was formed, to which SQM Industrial S.A. contributed capital of ThUS$100, obtaining an equity interest of 100% in that entity.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of June 30, 2011 of the companies included in the consolidation process is detailed as follows:

06/30/2011
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	US$	100	786,717	81,942	868,659	732,341	11,865	744,206	98,034	32,018
Proinsa Ltda.	Chile	Chilean Peso	60.58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Chilean Peso	60.6382	300	-	300	-	-	-	-	(2)
SQM Potasio S.A.	Chile	US$	99.9974	61,511	713,365	774,876	2	177,439	177,441	-	106,576
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US$	100	176,778	63,256	240,034	209,159	5,343	214,,502	21,469	3,095
Isapre Norte Grande Ltda.	Chile	Chilean Peso	100	522	624	1,146	539	160	699	1,876	21
Ajay SQM Chile S.A.	Chile	US$	51	15,804	1,770	17,574	3,562	897	4,459	30,897	3,018
Almacenes y Depósitos Ltda.	Chile	Chilean Peso	100	411	53	464	1	-	1	-	(10)
SQM Salar S.A.	Chile	US$	100	486,899	765,828	1,252,727	355,729	110,863	466,592	347,592	134,155
SQM Industrial S.A.	Chile	US$	100	1,321,351	621,877	1,943,228	1,092,505	45,026	1,137,531	384,861	51,586
Minera Nueva Victoria S.A.	Chile	US$	100	74,532	53,900	128,432	520	2,291	2,811	672	1,589
Exploraciones Mineras S.A.	Chile	US$	100	451	31,404	31,855	3,945	-	3,945	-	(95)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean Peso	100	641	79	720	219	387	606	957	(32)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	170,224	16,148	186,372	79,262	1,126	80,388	52,688	828
Agrorama Callegari Ltda.	Chile	Chilean Peso	42.4468	6,694	1,512	8,206	6,795	117	6,912	4,237	(105)
Comercial Hydro S.A.	Chile	Chilean Peso	60.6382	7,082	272	7,354	40	53	93	54	155
Agrorama S.A.	Chile	Chilean Peso		214	-	214	-	-	-	-	-
SQM North America Corp.	United States	US dollar	100	132,329	15,372	147,701	109,296	2,644	111,940	166,874	3,477

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

06/30/2011
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,227	-	5,227	-	-	-	-	(1)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	8	350	358	5,239	-	5,239	-	(155)
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	72,495	73,164	3,693	-	3,693	-	19,931
SQM Perú S.A.	Perú	US dollar	100	13,451	193	13,644	13,710	-	13,710	17,137	(680)
SQM Ecuador S.A.	Ecuador	US dollar	100	11,877	72	11,949	11,153	-	11,153	12,359	166
SQM Brasil Ltda.	Brazil	US dollar	100	304	68	372	1,244	-	1,244	380	(62)
SQI Corporation NV.	Dutch Antilles	US dollar	100	-	14	14	36	-	36	-	2
SQMC Holding Corporation L.L.P.	United States	US dollar	100	2,631	11,211	13,842	565	-	565	-	3,686
SQM Japan Co. Ltd.	Japan	US dollar	100	1,466	639	2,105	163	440	603	1,100	131
SQM Europe N.V.	Belgium	US dollar	100	403,782	333	404,115	377,007	-	377,007	515,049	9,869
SQM Italia SRL	Italy	US dollar	100	1,490	-	1,490	19	-	19	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	(1)
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,831	14,376	29,207	14,831	-	14,831	-	(3)
SQM Comercial de México S.A. de C.V.	México	US dollar	100	61,387	1,288	62,675	66,077	371	66,448	84,165	(2,982)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

06/30/2011
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$$
SQM investment Corporation N.V.	Dutch Antilles	US dollar	100	60,224	493	60,717	44,793	715	45,508	7,279	(6,185)
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	88,447	-	88,447	93,075	-	93,075	-	3,432
SQM Lithium Specialties LLP	United States	US dollar	100	15,783	3	15,786	1,264	-	1,264	-	(3)
Soquimich SRL Argentina	Argentina	US dollar	100	437	-	437	98	-	98	-	(24)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	1,180	-	1,180	1,895	-	1,895	623	27
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	México	US dollar	100	98	-	98	951	205	1,156	1,533	(57)
SQM Nitratos México S.A. de C.V.	México	US dollar	51	28	1	29	18	-	18	83	1
Soquimich European Holding B.V.	Netherlands	US dollar	100	54,825	91,629	146,454	81,929	-	81,929	-	19,028
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	27,554	(13)	27,541	25,476	-	25,476	41,787	736
Iodine Minera B.V.	Netherlands	US dollar	100	11,295	-	11,295	1	-	1	66	1,174
SQM Africa Pty Ltd.	South Africa	US dollar	100	37,402	159	37,561	32,111	-	32,111	46,016	3,592
SQM Venezuela S.A.	Venezuela	US dollar	100	75	-	75	397	-	397	-	(157)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	2,973	-	2,973	1,223	-	1,223	1,842	792
SQM Agro India Pvt. Ltd.	India	US dollar	100	224	3	227	152	-	152	-	(10)
SQM Beijin Commercial Co. Ltd.	China	US dollar	100	95	30	125	94	-	94	930	(66)
Total				4,066,037	2,560,898	6,626,935	3,371,283	359,942	3,731,225	1,840,560	388,455

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

Financial information as of December 31, 2010 of the companies included in the consolidation process is detailed as follows:

12.31.2010
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	US dollar	100	652,776	61,542	714,318	610,283	11,599	621,882	134,842	29,622
Proinsa Ltda.	Chile	Chilean peso	60.58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Chilean peso	60.6382	302	-	302	-	-	-	-	(2)
SQM Potasio S.A.	Chile	US dollar	99.9974	58,331	604,872	663,203	2	172,351	172,353	-	139,838
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US dollar	100	149,255	60,290	209,545	182,671	4,437	187,108	45,446	10,113
Isapre Norte Grande Ltda.	Chile	Chilean peso	100	570	591	1,161	581	154	735	4,018	20
Ajay SQM Chile S.A.	Chile	US dollar	51	15,299	2,378	17,677	6,833	747	7,580	54,948	2,049
Almacenes y Depósitos Ltda.	Chile	Chilean peso	100	413	52	465	1	-	1	-	(13)
SQM Salar S.A.	Chile	US dollar	100	365,830	658,793	1,024,623	273,758	98,885	372,643	631,151	185,315
Comercial Hydro S.A.	Chile	Chilean peso	60.6382	6,890	329	7,219	40	73	113	185	217
SQM Industrial S.A.	Chile	US dollar	100	1,063,080	596,723	1,659,803	854,130	51,512	905,642	690,541	130,230
Minera Nueva Victoria S.A.	Chile	US dollar	100	73,217	53,754	126,971	445	2,495	2,940	1,578	4,369
Exploraciones Mineras S.A.	Chile	US dollar	100	438	31,380	31,818	3,814	-	3,814	-	(178)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	100	645	93	738	224	367	591	1,897	(3)
Soquimich Comercial S.A.	Chile	US dollar	60.6383	140,678	15,875	156,553	48,195	1,181	49,376	171,181	10,107
Agrorama Callegari Ltda.	Chile	Chilean peso	42.4468	5,024	1,492	6,516	4,998	117	5,115	6,910	(293)
SQM North América Corp.	United States	US dollar	100	109,944	15,448	125,392	90,533	2,644	93,177	226,249	8,143
RS Agro Chemical.Trading A.V.V.	Aruba	US dollar	100	5,227	-	5,227	-	-	-	-	(5)
Nitratos Naturais do Chile Ltda.	Brazil	US dollar	100	5	290	295	5,022	-	5,022	-	(124)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

	12.31.2010
Subsidiaries	Country	Functional currency	Interest %	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US dollar	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	US dollar	100	669	52,607	53,276	3,712	-	3,712	-	13,472
SQM Perú S.A.	Peru	US dollar	100	15,159	483	15,642	15,027	-	15,027	24,536	1,236
SQM Ecuador S.A.	Ecuador	US dollar	100	8,716	71	8,787	8,149	-	8,149	16,808	298
SQM Brasil Ltda.	Brazil	US dollar	100	295	75	370	1,180	-	1,180	771	17
SQI Corporation NV.	Dutch Antilles	US dollar	100	-	10	10	33	-	33	-	-
SQMC Holding Corporation L.L.P.	United States	US dollar	100	1,501	8,498	9,999	619	-	619	-	492
SQM Japan Co. Ltd.	Japan	US dollar	100	1,440	633	2,073	263	436	699	1,855	218
SQM Europe N.V.	Belgium	US dollar	100	358,214	454	358,668	341,425	-	341,425	861,596	7,107
SQM Italia SRL	Italy	US dollar	100	1,377	-	1,377	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	US dollar	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US dollar	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	US dollar	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	US dollar	100	58,332	1,410	59,742	60,646	-	60,646	130,861	(1,523)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of June 30, 2011
 (Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 9 - Investments and disclosures on Investments in subsidiaries (continued)

9.1	Disclosures on investments in subsidiaries (continued)

12.31.2010
Subsidiaries	Country	Functional currency	% Interest	Current ThUS$	Assets Non-current ThUS$	Total ThUS$	Current ThUS$	Liabilities Non-current ThUS$	Total ThUS$	Operating Revenues ThUS$	Net profit (loss) ThUS$
SQM Investment Corporation N.V.	Dutch Antilles	US dollar	100	71,100	551	71,651	49,515	742	50,257	14,255	587
Royal Seed Trading Corporation A.V.V.	Aruba	US dollar	100	88,567	-	88,567	96,627	-	96,627	-	(9,058)
SQM Lithium Specialties LLP	United States	US dollar	100	15,786	3	15,789	1,264	-	1,264	-	(1)
Soquimich SRL Argentina	Argentina	US dollar	100	472	-	472	109	-	109	-	(83)
Comercial Caimán Internacional S.A.	Panama	US dollar	100	339	-	339	1,080	-	1,080	-	(174)
SQM France S.A.	France	US dollar	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US dollar	100	47	-	47	854	195	1,049	2,597	(173)
SQM Nitratos México S.A. de C.V.	Mexico	US dollar	51	27	1	28	17	-	17	128	4
Soquimich European Holding B.V.	Netherlands	US dollar	100	68,722	71,384	140,106	94,565	-	94,565	-	12,481
Fertilizantes Naturales S.A.	Spain	US dollar	66.67	16,515	(10)	16,505	15,175	-	15,175	64,748	749
Iodine Minera B.V.	Netherlands	US dollar	100	10,122	-	10,122	1	-	1	1,467	1,175
SQM Africa Pty Ltd.	South Africa	US dollar	100	38,463	147	38,610	36,736	-	36,736	94,111	149
SQM Venezuela S.A.	Venezuela	US dollar	100	80	-	80	402	-	402	-	(161)
SQM Oceanía Pty Ltd.	Australia	US dollar	100	1,466	-	1,466	533	-	533	2,207	120
SQM Agro India Pvt. Ltd.	India	US dollar	100	231	4	235	149	-	149	-	(14)
SQM Beijin Commercial Co. Ltd.	China	US dollar	100	131	42	173	77	-	77	1,462	(4)
Total				3,426,343	2,254,796	5,681,139	2,824,693	347,935	3,172,628	3,186,348	546,318

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method

10.1	Investments in associates accounted for using the equity method

As of June 30, 2011 and December 31, 2010, in accordance with criteria established in Note 2.4 and Note 2.12, investments in associates accounted for using the equity method and investments in joint ventures are detailed as follows:

	Note Nº	06.30.2011 ThUS$	12.31.2010 ThUS$

Investments in associates	10.1 to 10.3	45,475	38,262
Joint ventures	11.0 to 11.4	22,325	24,009

Total		67,800	62,271

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.2	Assets, liabilities, revenues and expenses of associates

06.30.2011
				Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	3,312	3	3,315	840	-	840	3,523	751
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	20,459	2,171	22,630	6,641	47	6,688	19,040	1,810
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	61,929	8,032	69,961	34,231	8,584	42,815	38,340	4,418
Foreign	Nutrisi Holding N.V.	Belgium	Euro	144	14,276	14,420	25	3,474	3,499	-	2,281
Foreign	Ajay North America	United States	US dollar	22,726	7,720	30,446	7,566	-	7,566	36,786	7,367
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	20,579	2,426	23,005	9,753	-	9,753	30,072	2,874
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Misr Specialty Fertilizers	Egypt	Egyptian pound	2,973	2,988	5,961	2,901	220	3,121	358	(97)
Foreign	SQM Eastmed Turkey	Turkey	Euro	24	529	553	268	-	268	-	(34)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	6,865	622	7,487	3,456	-	3,456	4,044	146
	Total			139,011	38,767	177,778	65,681	12,325	78,006	132,163	19,516

12.31.2010
				Assets			Liabilities
Tax ID	Associate	Country of incorporation	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	Profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	3,844	3	3,847	1,143	-	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Dirham of the United Arab Emirates	19,909	2,092	22,001	7,869	-	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,013	7,840	56,853	33,229	27	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	449	10,768	11,217	3,228	-	3,228	-	3,056
Foreign	Ajay North America	United States	US dollar	15,585	6,926	22,511	5,168	-	5,168	52,237	4,143
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	15,428	2,223	17,651	6,519	-	6,519	41,992	2,212
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,013	3,214	6,227	2,980	226	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	34	592	626	247	-	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,307	587	5,894	2,035	-	2,035	11,149	594
	Total			112,582	34,245	146,827	62,418	253	62,671	216,795	20,855
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 10 - Investments in associates accounted for using the Equity method (continued)

10.3 Details of investments in associates

The interest of SQM S.A., in its associates is detailed as follows:

Associate Name	Main Activities of Associate	% Interest	Investment 06.30.2010 ThUS$	Investment 12.31.2010 ThUS$
Sales de Magnesio Ltda.	Magnesium salt trader.	50%	1,237	1,352
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and trade of specialty vegetal nutrients in the Middle East.	50%	7,970	7,066
Ajay North America L.L.C	Production and trade of iodine by-products.	49%	9,642	7,251
Doktor Tarsa Tarim Sanayi AS	Distribution and trade of specialty vegetal nutrients in Turkey.	50%	13,573	11,799
Nutrisi Holding N.V.	Holding	50%	4,773	3,551
Ajay Europe SARL	Production and distribution of iodine and iodine products	50%	5,177	4,076
NU3 B.V.	Production of fertilizers in solid and liquid state.	100%	-	-
NU3 N.V.	Production of fertilizers in solid and liquid state.	50%	-	-
Misr Specialty Fertilizers S.A.E.	Production and trade of liquid fertilizers for Egypt	47.4857%	1,349	1,435
SQM Eastmed Turkey	Production and trade of specialty products	50%	142	189
SQM Thailand Co. Ltd.	Distribution and trade of specialty vegetal nutrients.	40%	1,612	1,543
Total			45,475	38,262

The Company does not have an interest in unrecognized losses in investments in associates.

The Company does not have any associates not accounted for using the equity method.

Note 11 - Joint Ventures

11.1	Policy for accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which equity interest is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets which correspond to the investor. Profit for the year of the investor will receive the portion which belongs to it in profit or loss of the entity under joint control.

11.2	Disclosures on interest in joint ventures

a)	Operations acquired in 2011

On January 27, 2011, the subsidiary SQM Industrial S.A. made a capital contribution of ThUS$2.500, in Sichuan SQM Migao Chemical Fertilizer Co.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 11 - Joint Ventures (continued)

11.2	Disclosures on interest in joint ventures (continued)

b)	Operations acquired in 2010

 On March 4, 2010, SQM Industrial entered an agreement with Qingdao Star Plant Protection Technology Co., Ltd., by means of which the companies formed a joint venture, SQM Qingdao-Star Co, Ltd. Each party made a capital contribution of ThUS$2,000 for an interest of 50%.

On June 24, 2010, SQM Industrial S.A. made a contribution of ThUS$2,500 in SQM Migao Sichuan.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.3	Detail of assets, liabilities and results of investments in joint ventures by company as of 12.31.2010 and 12.31.2009, respectively:

06.30.2011
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	9,984	11,012	20,996	7,900	-	7,900	6,649	(6,975)	(326)
Foreign	Coromandel SQM	India	Indian Rupee	438	433	871	11	-	11	27	(37)	(10)
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	28,609	8,236	36,845	1,161	-	1,161	15,348	(13,840)	1,508
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	2,071	358	2,429	291	-	291	2,614	(2,503)	111
	Total			41,102	20,039	61,141	9,363	-	9,363	24,638	(23,355)	1,283

12.31.2010
				Assets			Liabilities
Tax ID	Joint venture	Country	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenues ThUS$	Expenses ThUS$	Net income (loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas	United Arab Emirates	Dirham of the United Arab Emirates	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Nota 11 - Policy and disclosures on interest in Joint Ventures (continued)

11.4 Amount of net gain (loss) on investments in  joint ventures by company is detailed as follows:

Joint Venture	Main Activities of Joint venture	% Interest	Investment 06.30.2011 ThUS$	Investment 12.31.2010 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate	50%	430	432
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	7,760	5,461
SQM Vitas	Production and trade of vegetal and animal specialty and industrial hygiene nutrition goods	50%	13,066	17,102
SQM Quindao-Star Co. Ltda.	Production and distribution of Vegetal Nutrition Solutions NPK solubles	50%	1,069	1,014
Total			22,325	24,009

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and goodwill

12.1 Balances

	06.30.2011	12.31.2010
Balances	ThUS$	ThUS$

Intangible assets other than goodwill	4,069	3,270
Goodwill	38,388	38,388

Total	42,457	41,658

12.2 Disclosures on intangible assets and goodwill

Intangible assets relating to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main types of intangible assets as of June 30, 2011, and December 31, 2010 are detailed as follows:

Description of types of		06.30.2011
intangible assets	Useful life	ThUS$

Goodwill	Indefinite	38,388
Water rights	Indefinite	1,542
Rights of way, net	Finite	395
Industrial patents, net	Finite	470
Trademarks, net	Finite	2
IT programs, net	Finite	1,660

Total		42,457

Description of types of		12.31.2010
intangible assets	Useful life	ThUS$

Goodwill	Indefinite	38,388
Water rights	Indefinite	1,546
Rights of way, net	Finite	396
Industrial patents, net	Finite	501
Trademarks, net	Finite	4
IT programs, net	Finite	823

Total		41,658

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar factor that constitute its useful life.

The estimated useful life for software is three years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights that generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express amortization is useful life.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	1 year	20 years
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Disclosure on internally-generated assets

The Company has no internally-generated intangible assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 12 - Intangible assets and Goodwill (continued)

12.2 Disclosures on intangible assets and goodwill (continued)

e)	Movements in identifiable intangible assets as of June 30, 2011

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net

Opening balance	38,388	1,546	396	501	4	823	41,658

Additions	-	-	-	-	-	1,207	1,207
Amortization	-	(4)	(1)	(31)	(2)	(370)	(408)
Other increases (decreases)	-	-	-	-	-	-	-

Ending balance	38,388	1,542	395	470	2	1,660	42,457

Movements in identifiable intangible assets as of December 31, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable intangible assets, net

Opening balance	38,388	1,549	395	570	-	322	41,224

Additions	-	91	-	-	-	839	930
Amortization	-	(94)	-	(69)	(368)	(338)	(869)
Other increases (decreases)	-		1	-	372	-	373

Ending balance	38,388	1,546	396	501	4	823	41,658

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment

As of June 30, 2011 and December 31, 2010, property, plant and equipment are detailed as follows:

13.1	Types of property, plant and equipment

Description of types of property, plant and equipment	06.30.2011 ThUS$	12.31.2010 ThUS$

Property, plant and equipment, net

Construction-in-progress	538,270	356,551
Land	107,869	107,869
Buildings	88,040	88,320
Plant and equipment	455,562	492,525
IT equipment	3,437	3,897
Fixed installations and accessories	318,671	327,511
Motor vehicles	47,190	48,936
Other property, plant and equipment	32,970	28,364
Total	1,592,009	1,453,973

Property, plant and equipment, gross

Construction-in-progress	538,270	356,551
Land	107,869	107,869
Buildings	225,981	221,715
Plant and equipment	1,206,035	1,184,270
IT equipment	23,052	22,759
Fixed installations and accessories	540,251	531,423
Motor vehicles	155,059	151,544
Other property, plant and equipment	53,845	47,910
Total	2,850,362	2,624,041

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation of buildings	137,941	133,395
Accumulated depreciation plant and equipment	750,473	691,745
Accumulated depreciation of IT equipment	19,615	18,862
Accumulated depreciation of fixed installations and accessories	221,580	203,912
Accumulated depreciation of motor vehicles	107,869	102,608
Accumulated depreciation of other PP&E	20,875	19,546
Total	1,258,353	1,170,068

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.1	Reconciliation of changes in property, plant and equipment by type as of June 30, 2011 and December 31, 2010:

Reconciliation entries of changes in property, plant and equipment by class as of June 30, 2011	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

Changes
Additions	245,587	-		43	44	7	545	-	43	246,269
Divestitures	-	-	-	-	(68)	-	(462)	-	-	(530)
Depreciation expense	-	-	(4,545)	(58,742)	(799)	(17,650)	(5,373)	-	(1,766)	(88,875)
Increase(decrease) in foreign currency exchange	-	-	-	7	128	5	-	-	45	185
Others Increases / Decreases	(63,868)	-	4,265	21,729	235	8,798	3,544	-	6,284	(19,013)

Total changes	181,179	-	(280)	(36.963)	(460)	(8,840)	(1,746)	-	4,606	138,036

Ending balance	538,270	107,869	88,040	455,562	3,437	318,671	47,190	-	32,970	1,592,009

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by class as of June 30, 2011 and December 31, 2010, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2010	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement of leased property, plant and equipment, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	351,792	386	1,021	512	123	41	450	-	126	354,451
Divestitures	-	(26)	(114)	(3,391)	(26)	-	-	-	(116)	(3,673)
Depreciation expense	-	-	(9,226)	(88,640)	(1,537)	(29,342)	(11,837)	-	(3,326)	(143,908)
Increase(decrease) in foreign currency exchange	-	-	2	55	-	14	13	-	2	86
Reclassifications	-	-	-	-	-	-	-	-	-	-
Others Increases / Decreases	(374,657)	(847)	10,385	130,130	1,484	162,905	4,969	-	12,102	(53,529)

Total changes	(22,865)	(487)	2,068	38,666	44	133,618	(6,405)	-	8,788	153,427

Ending balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 13 - Property, plant and equipment (continued)

13.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions on titles or guarantees for the compliance with obligations which affect property, plant and equipment.

13.4	Additional Information

1)	Leased property, plant and equipment

Investment properties include leased assets, detailed as follows:

	06.30.2011	12.31.2010
Description of assets	ThUS$	ThUS$

2 floors of the Las Americas Building, net	1,357	1,373
Total (net)	1,357	1,373

2)	Interest capitalized in construction-in-progress

Capitalized interest amounted to ThUS$ 7,687 as of June 30, 2011   and ThUS$ 25,947 as of December 31, 2010.

Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of the asset, such as in the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues that inhibit the asset’s maintenance in good conditions for its use.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 14 - Leases

14.1	Disclosures on finance leases, lessee

The asset acquired under a finance lease relates to a contract that the Company. has with Inversiones La Esperanza S.A., which began in June 1992 and ends on June 31, 2011. The agreement entered into indicates 230 installments of UF 663.75 each, with an annual interest rate of 8.5%.

The Company maintains finance lease arrangements as lessee for which there are no contingent installments or restrictions to report.

The net carrying amount as of June 30, 2011 amounted to ThUS$1,357 and as of December 31, 2010 ThUS$ 1,373, respectively.

The reconciliation between the total gross investment and the present value is detailed as follows:

	06.30.2011 ThUS$			12.31.2010 ThUS$
Minimum payments to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value

Not exceeding one year	31	-	31	213	(6)	207
Total	31	-	31	213	(6)	207

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits

15.1	Accruals for employee benefits

	06.30.2011	12.31.2010
Types of benefits and expenses by employee	ThUS$	ThUS$
Current
Profit sharing and bonuses	17,041	44,011
Total	17,041	44,011

Non- current
Profit sharing and bonuses	1,883	800
Severance indemnities	27,826	27,208
Pension Plan	702	702
Total	30,411	28,710

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sick leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare services, housing, subsidized or free goods or services.  These benefits will be paid over a term not exceeding twelve months.

The Company only has employee benefits for active employees, with the exception of SQM North America, as explained in 15.4 below.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year calculated based on the net income for the period, applying a factor obtained subsequent to the employee evaluation process.

Employee benefits include bonuses for officers of the Company according to the price per share of the Company and are paid in cash. The short-term portion is presented as the current employee benefits accrual while the long-term portion is presented as non-current.

The bonus provided to the Company’s directors is calculated based on net income for the year at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term benefits to employees) as provided in the Chilean Labor Code, which indicates that employees with more than a year of service will be entitled to annual holidays for a period of not less than fifteen paid business days. The Company provides the benefit of two additional vacation days.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.2	Policies on defined benefit plan (continued)

Employee termination benefits are agreed upon and payable based on the last salary for each year of service to the Company or with certain maximum limits in respect to the number of years to be considered or with respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company, and the right to collect can be obtained for different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 and effective since October 14, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code.  Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

15.3	Other long-term benefits

Other long-term benefits relate to employee termination benefits and are recorded at their actuarial value.

	06.30.2011	12.31.2010
Employee termination benefits at actuarial value	ThUS$	ThUS$
Employee termination benefits, Chile	27,180	26,577
Other obligations in foreign companies	646	631
Total other non-current liabilities	27,826	27,208

SQM North America’s pension plan	702	702
Total post-employment obligations	702	702

Employee termination benefits have been calculated using the actuarial assessment method of the Company’s obligations with respect to employee termination benefits, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement, under conditions agreed upon in the respective agreements established between the Company and its employees.

Under the indemnity fund benefit plan, the Company retains the obligation for the payment of employee termination benefits related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of flows expected to be used was 6%.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

15.3	Other long-term benefits (continued)

Benefit payment conditions

The employee termination benefit relates to remuneration days per year worked for the Company with no limit on salary or years of service to the Company, when employees cease to work for the Company due to turnover or death.  In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pension system provided in Decree Law 3,500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, the Company used a mathematical simulation model that was programmed using a computer and processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. ThUS, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which the person reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all employees covered by the agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 Retirement Benefit Costs.

15.4	Employee post-retirement obligations

Up to 2002, our subsidiary SQM North América, had agreed with its employees, a pension plan referred to as “SQM North America Retirement Income Plan”, whose obligation is calculated by measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authority for 2011 and 2010.

Since 2003, SQM North America, offers its employees, benefits associated to pensions based on system 401-k, which generates no obligations to the Company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 15 - Employee benefits (continued)

15.5	Employee termination benefits

Severance pays calculated at actuarial value present the movements below:

	06.30.2011 ThUS$	12.31.2010 ThUS$

Initial balance	(27,208)	(28,682)
Cost of current service	(1,564)	(3,583)
Interest cost	(1,106)	(1,889)
Actuarial gains/ losses	(3)	88
Benefits paid	2,055	6,858
Balance as of December 31	(27,826)	(27,208)

The severance pay liability is valued using the actuarial value method, for which purpose the company uses the following actuarial hypotheses:

	06.30.2011	12.31.2010

Mortality table	RV - 2010	RV - 2009
Real annual interest rate	6%	6%
Voluntary resignation turnover rate:
Men	0.9%	0.9%	annual
Women	1.53%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 16 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 42 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May corresponding to the fiscal year.

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share.
The Company reserves the right to exchange that benefit by shares or shares option.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of June 30, 2011 and December 31, 2010 are the following:

Movement for the period	06.30.2010	12.31.2010
In effect as of January 1	3,370,025	1,150,025
Granted during the fiscal year		2,370,000
Exercised during the fiscal year	1,0000,000	150,000
In circulation as of December 31	2,370,025	3,370,025
Average contractual life	53 months	60 months

The amounts accrued by the plan, as of June 30, 2011 and December 31, 2010, amount to:

Result effect	06.30.2011 ThUS$	12.31.2010 ThUS$
Amount accrued	8,100	22,782
Total accrued compensation	8,100	22,782

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s equity is to administer the capital of SQM group as follows:

-	Ensure the regular conduct of operations and business continuity in the long term.
-	Ensure financing of new investments in order to maintain steady growth.
-	Have an adequate capital structure in accordance with the cycles of the economy that have an impact on the business and the nature of the industry.
-	Maximize the value of SQM group in the mid and long term.

According to the foregoing, the capital requirements are included on the basis of the financing requirements of the group, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document.

17.2	Disclosures on preference share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the President of the Company results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2011, December 31, 2010, the Group does not maintain shares in the parent company either directly or through its companies in which it has investments.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Equity Disclosures (continued)

17.2	Disclosures on preference share capital (continued)

Detail of types of capital in preference shares:

Type of capital in preferred shares	06.30.2011		12.31.2010
Description of type of capital in preferred shares	A Series	B Series	A Series	B Series
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2011, December 31, 2010, the Company has not placed any new issuances of shares on the market.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 17 - Shareholders’ Equity Disclosures (continued)

17.3	Dividend policy

As required by Article 79 of the Chilean Shareholders’ Company Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of consolidated profit for the year ended December 31 unless and except to the extent that it has a deficit in retained earnings (losses not absorbed in prior years.)

The Company’s dividend policy for 2011 was detailed as follows:

-	Distribution and payment in favor of each shareholder of a final dividend that will be equivalent to 50% of profit for the year obtained in 2011.

-
Distribution and payment during 2011, of an interim dividend which is recorded against the aforementioned final dividend. This interim dividend was paid (see below) during the last quarter of 2011, and its amount did not exceed 50% of the retained earnings for distribution obtained during 2011, which are reflected in the Company’s financial statements as of September 30, 2011.

-
The distribution and payment by the Company of the remaining balance of the final dividend related to profit for the year for the 2011 fiscal year in up to two installments, which must be effectively paid and distributed prior to June 30, 2012.

-
An amount equivalent to the remaining 50% of the Company’s profit for the year for 2011 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice to the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

-
The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change SQM S.A. will timely communicate its shareholders on this matter.

17.4	Interim dividends

At the Annual Board of Directors meeting held on April 28, 2011, the Directors unanimously agreed to pay a final dividend of US$0.7259 per share in relation to net profit for the year. Notwithstanding the above, US$ 0.41794 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$ 0.30798 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders ‘registry as of   the fifth business day prior to the day in which this dividend will be paid.

On November 23, 2010 the Board of the Company agreed to pay interim dividends amounting to ThUS$ 110,000, payable from December 15, 2010.
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce its distribution of dividends.  This means that a final dividend of US$ 0.62131 per share will be paid in relation to net profit for the year. Notwithstanding the above, US$ 0.37994 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above. In line with this, the balance, amounting to US$ 0.24137 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders ‘registry as of   the fifth business day prior to the day in which this dividend will be paid.

Dividends presented deducted from equity are:

	06.30.2011 ThUS$	12.31.2010 ThUS$

Final dividend	193,050	63,527
Interim dividend	110,000	110,000
Minimum dividend accrual	-	5,831
Reversal of prior year minimum dividend	(5,831)	-
Total	77,219	179,358

	2011 ThUS$	2010 ThUS$
Dividends attributable to owners of the parent	76.425	178.164
Dividends of non-parent ownerships	794	1.194
Total	77.219	179.358

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

Description of types of provisions	06.30.2011 ThUS$	12.31.2010 ThUS$

Other current provisions

Provision for legal complaints (*)	4,576	2,590
Other provisions – see below	8,279	12,424
Total	12,855	15,014

Other non-current provisions

Other provisions	3,000	2,000
Mine closers	3,500	3,500
Other current provisions	6,500	5,500

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1, number 2) and other minor litigations.

18.2	Description of other provisions

Description of other provisions	06.30.2011 ThUS$	12.31.2010 ThUS$
Current provisions, other provisions
Provision for tax loss in fiscal litigation	1,731	1,634
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,549	5,182
Temporary closer of “El Toco operation”	-	3,264
Retirement plan	-	880
Miscellaneous provisions	999	1,464
Total	8,279	12,424
Other long-term provisions
Mine closure	3,500	3,500
Total	3,500	3,500

18.3	Other non-financial liabilities, current

Description of other liabilities	06.30.2011 ThUS$	12.31.2010 ThUS$

Tax withholdings	848	5,529
VAT payable	1,425	12,416
Guarantees received	1,067	1,028
Accrual for minimum dividend	-	4,637
Monthly tax provisional payments	7,218	8,171
Deferred income	46,028	14,350
Withholdings from employees and salaries payable	5,248	4,936
Vacation accrual	14,214	14,854
Other current liabilities	50	1,538
Total	76,098	67,459

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the consolidated Financial Statements as of December 31, 2010
(Translation of consolidated financial statements originally issued in Spanish – see Note 2.2)

Note 18 - Provisions and other non-financial liabilities (continued)

18.3	Movements in provisions as of June 30, 2011

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	4,590	3,500	12,424	20,514
Additional provisions	3,000	-	6,473	9,473
Provision used	(14)	-	(10,728)	(10,742)
Increase (decrease) in foreign currency translation	-	-	110	110
Total provisions, final balance	7,576	3,500	8,279	19,355

18.4	Movements in provisions as of December 31, 2010

Description of items that gave rise to variations	Legal complaints	Dismantling, cost of restoration and rehabilitation	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	590	3,500	15,852	19,942
Additional provisions	4,000	-	14,301	18,301
Provision used	-	-	(17,803)	(17,803)
Increase (decrease) in foreign currency translation	-	-	74	74
Total provisions, final balance	4,590	3,500	12,424	20,514

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions and other non-financial liabilities

Legal expenses: this provision depends on the pending resolution of a legal lawsuit. (Incurred mainly in Brazil and U.S.A.)

Tax accrual in tax litigation: this accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis.  The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of the Toco and Pampa Blanca mining sectors.  The Company accrued a legal severance indemnity for the employees subject to this closure. Additional benefits that will be paid to employees will correspond to 2010 expenses.

Retirement plan: corresponds to a benefit agreed upon with employees to retire from the Company.  Those employees who invoked the agreed-upon plan signed their consent as of December 31, 2009.   The effective retirement date was during 2010, but part of this benefit is pending for 2011.

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”.  The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Compañía de Salitre y Yodo Soledad S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	December 1994
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Cesard 1 to 29
	Status	:	Evidence provided
	Nominal value	:	ThUS$ 211

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

2.	Plaintiffs	:	JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendants	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª. Vara Civel de Comarca de Barueri, Brasil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	First instance against NNC.
	Nominal value	:	ThUS$1,800

3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz II 1 to 25
	Status	:	Evidence provided
	Nominal value	:	ThUS$ 162

4.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	November 1999
	Court	:	Civil Court in Pozo Almonte
	Reason	:	Nullity of mining concession Paz III 1 to 25
	Status	:	Evidence provided
	Nominal value	:	ThUS$ 204

5.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	At hearing stage
	Nominal value	:	ThUS$ 550

6.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra,
Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	:	SQM Salar S.A. and insured parties
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor accident
	Status	:	Evidence
	Nominal value	:	ThUS$ 1,880

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

7.	Plaintiff	:	Poli Instalaciones Limitada
	Defendant	:	SQM Industrial S.A.
	Date	:	August 2010
	Court	:	Arbitral Court
	Reason	:	Claim for damages resulting from the exercise of a contractual clause under which the contract may be terminated in advance
	Status	:	Discovery stage
	Nominal value	:	ThUS$ 484

8.	Plaintiff	:	Newland S.A.
	Defendant	:	SQM Industrial S.A.
	Date	:	August 2010
	Court	:	Arbitral Court
	Reason	:	Claim for damages due to alleged breach of obligations
	Status	:	Discovery stage
	Nominal value	:	ThUS$480

9.	Plaintiffs	:	María Loreto Lorca Morales, Nathan Guerrero Lorca, Maryori Guerrero
Lorca, Abraham Guerrero Lorca, Esteban Guerrero Lorca and María Sol
Osorio Tapia et all
	Defendants	:	Gonzalo Daved Valenzuela, Julio Zamorano Avendaño, Comercial
Transportes y Servicios Generales Julio Zamorano Avendaño E.I.R.L.,
And in solidum SQM S.A. and insurers
	Date	:	August 2010
	Court	:	2nd Civil Court of Iquique
	Reason	:	Claim for damages resulting from the crash of two trucks in July 2008 near
Pozo Almonte, causing the death of Mr. Alberto Galleguillos Monardes
And Mr. Fernando Guerrero Tapia
	Status	:	Hearing stage ended.
	Nominal value	:	ThUS$3,500

10.	Plaintiff	:	Sociedad Chilena del Litio Ltda.
	Defendant	:	SQM Salar S.A.
	Date	:	December 2010
	Court	:	Arbitral
	Reason	:	Payment of sales prices
	Status	:	At hearing stage
	Nominal value	:	ThUS$2,000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

11.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A: this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Central District of California
	Reason	:
Claim for damages incurred by the city of Pomona, as a result of the alleged responsibility in the perchlorate contamination of municipal underground water wells that feed the freshwater system in the city

	Status	:	Discovery stage. The Company has been named but has not yet been served.
	Nominal value	:	Unspecified

12.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corp (SQM NA)
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A: this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court for the Eastern District of California
	Reason	:
Claim for damages incurred by the city of Lindsay, as a result of the alleged responsibility in perchlorate contamination of municipal underground water wells that feed the freshwater system in the city

	Status	:	Discovery stage. The Company has been named but has not yet been served.
	Nominal value	:	Unspecified

13.	Plaintiff	:	Alejandro Tapia Moyano
	Defendant	:	SQM Nitratos S.A.
	Date	:	February 2011
	Court	:	Labour Court of Antofagasta
	Reason	:	Compensation for moral damage for illness allegedly acquired as the results of works performed
	Status	:	Hearing stage ended
	Nominal value	:	ThUS$200

The Company has been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$ 700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued)

The Company has not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$ 150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate nominal and individual amount of ThUS$ 150.

19.2   Restrictions

Bank loans of the Company have similar restrictions to the loans of a similar nature that have been valid at the appropriate times and that amongst others relate to maximum indebtedness and minimum equity. Save for the foregoing, The Company. is not exposed to other restrictions or limits on financial indicators relating to contracts and agreements with creditors.

19.3   Commitment

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 10,840 as of June 30, 2011 (ThUS$ 18,717 as of December 31, 2010).

19.4   Restricted or pledged cash

The subsidiary Isapre Norte Grande S.A. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda.on a daily basis. As of June 30, 2011, the guarantee amounts to ThUS$ 528.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.5   Collateral received from third parties

The main collateral received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$4,204 as of June 30, 2011; as of December 31, 2010 these amounted to ThUS $6,389 which is detailed as follows:

Entity name	06.30.2011 ThUS$	12.31.2010 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,136	2,037
Fertglobal Chile Ltda.	1,068	3,352
Tattersall Agroinsumos S.A.	1,000	1,000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 19 - Contingencies and restrictions (continued)

19.6 Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

Pending balances as of the closing date of the financial statements
	Debtor		Type of	06.30.2011	12.31.2010
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
Banque Nationale de Paris	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
San Francisco Branch	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Royal Bank of Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Citibank N.Y	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading A..V.V.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A..V.V.	Subsidiary	Bond	80,049	80,055
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
Export Development Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
BBVA Bancomer S.A.	Royal Seef Trading	Subsidiary	Bond	-	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 20 - Revenue

As of June 30, 2011 and 2010, revenue is detailed as follows:

	06.30.2011	06.30.2010
	ThUS$	ThUS$

Sales of goods	1,028,216	861,539
Provision of services	3,484	3,728
Total	1,031,700	865,267

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Earnings per share	06.30.2011 ThUS$	06.30.2010 ThUS$

Earnings attributable to owners of the parent	243,616	181,522

	06.30.2011 Units	06.30.2010 Units
Number of common shares in circulation	263,196,524	263,196,524

	06.30.2011	06.30.2010

Basic and diluted earnings per share (US$ per share)	0.9256	0.6897

The Company has not made any operation with a potential dilutive effect that assumes a diluted earnings per share different from the basic earnings per share.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 22 - Loan costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of June 30, 2011, total interest expenses incurred amount to ThUS$7,687 (ThUS$12,366 as of June 30, 2010.)

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	06.30.2011	06.30.2010

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%
Amount of costs for interest capitalized in ThUS$	7,687	12,366

Note 23 - Effect of variations in the foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss

	06.30.2011 ThUS$	06.30.2010 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(7,141)	(5,352)
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	10	(356)
Conversion foreign exchange reserves attributable to the non-controlling entity.	-	(227)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 23 - Effect of variations in the foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences

As of June 30, 2011 and December 31, 2010, foreign currency exchange differences are detailed as follows:

Detail	06.30.2011 ThUS$	12.31.2010 ThUS$

Changes in equity generated through the equity method
Comercial Hydro S.A.	937	937
SQMC Internacional Ltda.	41	41
Proinsa Ltda.	31	31
Agrorama Callegari Ltda.	161	161
Isapre Cruz del Norte Ltda.	99	99
Almacenes y Depósitos Ltda.	99	90
Sales de Magnesio Ltda.	132	132
Sociedad de Servicios de Salud S.A.	39	39
Agrorama S.A.	1	-
Total	1,540	1,530

c)	Functional and presentation currency

The functional currency of the aforementioned entities is the Chilean peso and the presentation currency is the United States dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the Chilean peso.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - The environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.  The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.1	Disclosures of disbursements related to the environment (continued)

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur.  Currently this operation is conducted only at the Pedro de Valdivia worksite.  In the María Elena location, crushing units used to operate that affected the air quality. The Company has implemented a range of mitigating actions that have led to a notable improvement in air quality at Maria Elena, and beginning in March 2010, no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP 10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of June 30, 2011 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$ 12,327 and are detailed as follows:

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment

Accumulated expenses as of June 30, 2011

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Management of Environment (Expense 2011 as of June)	Not classified	Expense	Not classified	552	12-31-2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Support	Expense	Not classified	13	01-31-2014
SQM Industrial S.A.	ANMI – Consulting on infrastructure for the storage of hazardous chemicals	Support: Risk Prevention and the environment	Asset	Development	46	06-30-2011
SQM Industrial S.A.	FNWR - EID Discard field Pampa Blanca	Support: Risk Prevention and the environment	Expense	Development	30	12-31-2011
SQM Industrial S.A.	FP55 - FPXA - EIA PB Mine Zone - EIA Enlargement PB (Projects: Agua de Mar Pampa Blanca - Agua de Mar Phase I)	Support	Asset	Development	1,425	12-31-2012
SQM Industrial S.A.	JNTU – San Isidro water assessment	Support: Risk Prevention and the environment	Asset	Not classified	556	12-31-2011
SQM Industrial S.A.	JPX9 - EID improvement of granular and prilled plant Coya Sur (Project: Pilot Plant DT and Tests and Resin Pilot tests)	Support: Risk Research and development	Asset	Research	11	06-30-2011
SQM Industrial S.A.	MNYS - Cultural heritage dissemination actions, Technological change at Maria Elena	Support: Risk Prevention and the environment	Asset	Not classified	29	12-01-2011
SQM Industrial S.A.	MP17 - ME/CS/PV Normalization drinking water chloride ME	Support	Asset	Not classified	7	06-30-2011
SQM Industrial S.A.	MP5W – Normalization of TK´s fuel	Support	Asset	Not classified	407	12-31-2011
SQM Industrial S.A.	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	736	06-30-2011
SQM Industrial S.A.	MPL5 – Repair of electric and sanitary services	Support	Asset	Development	184	06-30-2011
SQM Industrial S.A.	MPLS – Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	10	06-30-2011
SQM Industrial S.A.	MQ51 – Reference terms on heritage measurements Project ME	Support: Risk Prevention and the environment	Expense	Not classified	2	12-31-2011
SQM Industrial S.A.	PPNK – Handling of PV ammonia in Detention of plant	Support: Risk Prevention and the environment	Asset	Not classified	22	12-31-2011

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of June 30, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	PPZU - Normalize and certificate fuel tanks in plants	Support: Risk Prevention and the environment	Asset-Expense	Not classified	474	12-01-2011
SQM Industrial S.A.	JQ8K - EID Line 4 Drying Plant, Coya Sur (Project: Line 4 Drying)	Capacity enlargement	Asset	Development	3	09-01-2012
SQM Industrial S.A.	MQ7P - ME change of sewerage covers in town	Support	Expense	Not classified	16	12-31-2011
Minera Nueva Victoria S.A.	IPMN – Iris Sanitary Capacity enlargement	Capacity enlargement	Asset	Development	85	06-30-2011
Minera Nueva Victoria S.A.	IPNW – Improvements in pavilions C/D/B in Iris	Support	Asset	Not classified	44	08-31-2011
Minera Nueva Victoria S.A.	IQ4C – Camp development (Osmosis and other)	Capacity enlargement	Asset	Not classified	283	12-31-2012
SIT S.A.	TPLR – Implementation of a system to pump sewage to dump	Support: Risk Prevention and the environment	Asset	Not classified	68	06-30-2011
SIT S.A.	TPM7 – Environmental meshs for fields 3 and 4	Not classified	Asset - Expense	Not classified	524	06-30-2011
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Support: Risk Prevention and the environment	Asset - Expense	Not classified	54	12-31-2011
SIT S.A.	TPYX – Dust collector enabling of and seal field 3 Tocopilla	Support: Risk Prevention and the environment	Asset	Development	152	12-31-2011
SQM S.A.	AQ0A – Drilling of 4 wells change of collection point Pampa del Tamarugal	Support: Natural Resources	Asset	Development	471	12-31-2011
SQM S.A.	IPFT –Cultural Heritage Region I	Support: Risk Prevention and the environment	Expense	Not classified	127	12-31-2011
SQM S.A.	IPXE – Environmental monitoring plan Salar de Llamara	Support: Risk Prevention and the environment	Expense	Not classified	224	12-31-2012
SQM S.A.	IPXF - Environmental monitoring plan Pampa del Tamarugal	Support: Risk Prevention and the environment	Expense	Not classified	21	12-31-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Support: Natural Resources	Expense	Development	1,605	12-31-2011
SQM S.A.	IQ0C – Valuing Mine Zone NV	Support: Risk Prevention and the environment	Expense	Not classified	46	12-31-2011
SQM S.A.	IQ1K – Construction of 3 observation Wells in Sur Viejo	Support: Natural Resources	Asset	Development	157	12-31-2011

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of June 30, 2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IQ1M - PSA Re-injection of water to Puquíos Llamara	Not classified	Asset	Not classified	349	12-31-2011
SQM S.A.	IQ3S – Standardization of handling hazardous material	Support: Risk prevention and the environment	Asset	Not classified	16	12-31-2012
SQM S.A.	IQ52 – Environment Office Nueva Victoria	Not classified	Asset	Not classified	27	12-31-2011
SQM S.A.	IQ53 – Cultural heritage adduction layout Soronal (Pampa Hermosa)	Support: Risk prevention and the environment	Asset	Not classified	2	12-31-2011
SQM S.A.	IQ54 –Cultural heritage Pampa Hermosa	Support: Risk prevention and the environment	Asset	Not classified	73	12-31-2012
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not classified	Asset	Not classified	2,376	12-31-2011
SQM Nitratos S.A	IP6W – Riles treatment plant	Support: Risk prevention and the environment	Asset	Not classified	39	06-30-2011
SQM Nitratos S.A	PP0V – Environmental projects Maintenance ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	82	06-30-2011
SQM Salar S.A	CPTP – Enabling of emergency showers drinking water	Support	Asset	Not classified	26	12-31-2011
SQM Salar S.A	CPZH –Filters Discards handling press Hydroxide	Support: Risk prevention and the environment	Expense	Not classified	17	12-31-2012
SQM Salar S.A	LP5J – Hydric recharge array Salar de Atacama	Support: Risk prevention and the environment	Expense	Research	83	12-31-2011
SQM Salar S.A	LP82 – Project to Foster agricultural activities in Salar locations	Support	Expense	Development	448	12-31-2014
SQM Salar S.A	LPTF – 2010 Environmental study and survey	Support	Expense	Not classified	255	12-31-2011
SQM Salar S.A	LPTJ – Improvements in sanitary works	Support	Asset	Not classified	150	12-31-2011
				Total	12,327

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environment Management (Budget 2011- Expense as of June 2011)	Not classified	Expense	Not classified	1,288	12-31-2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Support	Expense	Not classified	719	01-31-2014
SQM Industrial S.A.	ANMI – Consulting on infrastructure for the storage of hazardous chemicals	Support: Risk prevention and the environment	Asset	Development	4	06-30-2011
SQM Industrial S.A.	FP55 - FPXA - EIA Mine Zone PB - EIA Enlargement PB (Projects: Agua de Mar Pampa Blanca - Agua de Mar Phase I)	Support	Asset	Development	320	12-31-2012
SQM Industrial S.A.	IQ5B – Slab construction for transfer pumps	Capacity enlargement	Asset	Not classified	110	12-01-2011
SQM Industrial S.A.	MNYS - Cultural heritage dissemination actions, Technological change at Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	77	12-01-2011
SQM Industrial S.A.	MP5W – Normalization of TK´s fuels	Support	Asset	Not classified	693	12-31-2011
SQM Industrial S.A.	MPQU – Construction of warehouse for hazardous chemicals supplies	Support: Risk prevention and the environment	Asset	Development	463	12-31-2011
SQM Industrial S.A.	PPC1 – Eliminate PCB switches in sub stations 3 and 1/12 Pedro de Valdivia	Support: Replacement of equipment	Asset - Expense	Not classified	171	12-31-2012
SQM Industrial S.A.	PPNK – PV Ammonia handling in Plant Detention	Support: Risk prevention and the environment	Asset	Not classified	183	12-31-2011
SQM Industrial S.A.	PPZU - Normalize and certificate fuel tanks in plants	Support: Risk prevention and the environment		Not classified	3,026	12-01-2011
SQM Industrial S.A.	JQ8K - DIA Line 4 Dryer Plant, Coya Sur (Project: Line 4 Dryer)	Capacity enlargement	Asset	Development	27	09-01-2012
SQM Industrial S.A.	IQ8G – Improvement of Money exchange, offices and premises	Support	Asset	Not classified	75	12-31-2011
SQM Industrial S.A.	MQ8M – Reconditioning of monitoring station ME	Support: Repair-spare	Asset	Not classified	8	12-31-2011

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQ7P - ME change of sewerage covers in town	Support	Asset	Not classified	4	12-31-2011
Minera Nueva Victoria S.A.	IQ4C – Camp development (Osmosis and other)	Capacity enlargement	Asset	Not classified	2,717	12-31-2012
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	96	12-31-2011
SIT S.A.	TPYX – Enabling of dust collector of crib and field seal 3 Tocopilla	Support: Risk prevention and the environment	Asset	Development	747	12-31-2011
SIT S.A.	MQ6Y - Maintenance and repair Money Exchange premise ME and Tocopilla	Support: Risk prevention and the environment	Asset	Not classified	20	12-30-2011
SQM S.A.	AQ0A – Drilling of 4 wells uptake point change Pampa del Tamarugal	Support: Natural resources	Asset	Development	124	12-31-2011
SQM S.A.	IPFT – Cultural heritage Region I	Support: Risk prevention and the environment	Expense	Not classified	57	12-31-2011
SQM S.A.	IPXE – Environmental follow-up plan Salar de Llamara	Support: Risk prevention and the environment	Expense	Not classified	1,053	12-31-2012
SQM S.A.	IPXF - Environmental follow-up plan Pampa del Tamarugal	Support: Risk prevention and the environment	Expense	Not classified	1,426	12-31-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Support: Natural resources	Expense	Development	251	12-31-2011
SQM S.A.	IQ0C – Valuing Mine Zone NV	Support: Risk prevention and the environment	Expense	Not classified	29	12-31-2011
SQM S.A.	IQ1K – Construction of 3 observation wells in Sur Viejo	Support: Natural resources	Asset	Development	40	12-31-2011
SQM S.A.	IQ1M - PSA Re-injection of Water to Puquíos Llamara	Not classified	Asset	Not classified	1,396	12-31-2011
SQM S.A.	IQ3S – Standardization of handling of hazardous materials	Support: Risk prevention and the environment	Asset	Not classified	384	12-31-2012

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	IQ52 – Environmental Office Nueva Victoria	Not classified	Asset	Not classified	3	12-31-2011
SQM S.A.	IQ53 - Cultural heritage adduction layout Soronal (Pampa Hermosa)	Support: Risk prevention and the environment	Asset	Not classified	18	12-31-2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Support: Risk prevention and the environment	Asset	Not classified	867	12-31-2012
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not classified	Expense	Not classified	1	12-31-2011
SQM Salar S.A	CPZH – Handling of Filters discard Hydroxide press	Support: Risk prevention and the environment	Expense	Not classified	24	12-31-2012
SQM Salar S.A	CQ4M – Regularization of Contractor’s premises	Support: Risk prevention and the environment	Asset	Not classified	18	12-31-2012
SQM Salar S.A	LP5J – Hydric recharge study Salar de Atacama	Support: Risk prevention and the environment	Asset-Expense	Research	29	12-31-2011
SQM Salar S.A	LP82 – Project to Foster the agricultural activity in locations of Salar	Support	Expense	Development	849	12-31-2014
SQM Salar S.A	LPTF – Environmental study and survey 2010	Support	Asset-Expense	Not classified	45	12-31-2011
SQM Salar S.A	LPTJ – Improvements in sanitary works	Support	Asset	Not classified	56	12-31-2011
SQM Salar S.A	LQ38 – Mud Dryer field	Support: Risk prevention and the environment	Asset - Expense	Not classified	25	12-31-2011
SQM Salar S.A	CQ8U – New change room CL - HL	Capacity enlargement	Asset	Not classified	250	12-31-2011
				Total	17,693

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Industrial S.A	Environment Management (2010 Expense)	Not classified	Expense	Not classified	1,270	12.01.2010
SQM Industrial S.A	EPRH – Reach 2010	Support	Expense	Not classified	1,010	12-31-2010
SQM Industrial S.A	MCLX - Cleaning of the saving yards	Cost reduction	Expense	Development	604	10.01.2010
SQM Industrial S.A	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Support: Risk prevention and the environment	Asset	Development	46	12.01.2010
SQM Industrial S.A	MNH8 - Lightning upgrades	Support	Expense	Development	228	12.01.2010
SQM Industrial S.A	SCCY - Disposal of dangerous residue	Support	Asset - Expense	Development	165	12.01.2010
SQM Industrial S.A	JNTU - San Isidro water evaluation	Support: Risk prevention and the environment	Asset	Not classified	556	12.31.2010
SQM Industrial S.A	JNNX - Nitrate environment various	Support: Risk prevention and the environment	Asset	Not classified	51	12.01.2010
SQM Industrial S.A	MNTE - Industrial hygiene equipment	Support: Risk prevention and the environment	Asset	Development	19	12.01.2010
SQM Industrial S.A	INST - Acquisition of used lubricant rapid disposal bank. NV-ME-PB	Support: Risk prevention and the environment	Expense	Development	46	07.01.2010
SQM Industrial S.A	MP17 - Normalization of consumable water ME/CS/PV	Support	Asset	Not classified	7	12.01.2010
SQM Industrial S.A	MP5W - Normalization TK´s fuel	Support	Asset	Not classified	397	12.01.2010
SQM Industrial S.A	FNWR EID Discard field Pampa Blanca	Support: Risk prevention and the environment	Expense	Development	30	12.01.2010
SQM Industrial S.A	MNYS Actions for the dissemination of cultural heritage, technology change Maria Elena	Support: Risk prevention and the environment	Asset	Not classified	21	12.31.2010
SQM Industrial S.A	FP55-FPXA	Support	Asset	Development	1,106	12.31.2010
SQM Industrial S.A	MP8Z Automation of water volume inlet pipe ME, CS and Vergara	Support	Asset	Development	523	12.01.2010
SQM Industrial S.A	MPL5Repair of sanitary and electric facilities	Support	Asset	Development	184	10.01.2010
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Support	Asset	Development	736	10.01.2010
SQM Industrial S.A	PPNK Handling of PV ammonia in Detention of plant	Support: Risk prevention and the environment	Asset	Not classified	22	12.01.2010
SQM Industrial S.A	MPGF Improvement of sealing and pressurization room 031	Support	Asset - Expense	Not classified	48	12.01.2010
SQM Industrial S.A	TPO4 Indigenous camp	Support	Asset	Not classified	88	06.11.2010
SQM Industrial S.A	MPLS Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	10	12.01.2010
Minera Nueva Victoria S.A.	IPNW Extension in sanitary capacity for Iris	Support	Asset	Not classified	44	12.01.2010
Minera Nueva Victoria S.A.	IPMN Extension in sanitary capacity for Iris	Capacity upgrade	Asset	Development	85	12.01.2010
SQM Nitratos S.A	PNH2 Maintenance of Environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	48	06.29.2010

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM Nitratos S.A	PP0V - Maintenance of environmental projects ME-PV-NV-PB	Support: Risk prevention and the environment	Asset - Expense	Development	82	12.01.2010
SQM Nitratos S.A	IP6W Treatment plants of “riles”	Support: Risk prevention and the environment	Asset	Not classified	95	12.01.2010
SQM Nitratos S.A	PPAT - Risk prevention projects Sem II 2008	Support: Risk prevention and the environment	Expense	Development	157	12.01.2010
SQM Salar S.A	LP5K Environmental evaluation (mop)	Support: Risk prevention and the environment	Asset	Not classified	4	12.01.2010
SQM Salar S.A	LP5J - Water study Water Recharge Atacama Saltpeter deposit	Support: Risk prevention and the environment	Expense	Research	83	12.31.2010
SQM Salar S.A	LNNT Environmental projects Salar Chaxa	Support: Risk prevention and the environment	Expense	Not classified	98	12.01.2010
SQM Salar S.A	LPIL Upgrade SOP plant	Capacity upgrade	Asset	Development	17	12.01.2010
SQM Salar S.A	LPIK Potassium Plant	Capacity upgrade	Asset	Development	19	12.01.2010
SQM Salar S.A	LP82 - Project to foster the agricultural activity in Locations of Salar	Support	Expense	Development	331	12.31.2012
SQM Salar S.A	LPGA Improvement in facilitiesToconao	Capacity upgrade	Asset	Not classified	109	09.30.2010
SQM Salar S.A	LPK2 Cash exchange house	Not classified	Asset	Not classified	102	12.01.2010
SQM Salar S.A	LPN3 New plant MOP	Support	Asset	Investigation	19	12.31.2011
SQM Salar S.A	CPTP - Installation of drinking water emergency showers	Support	Asset	Not classified	14	04.01.2011
SQM Salar S.A	LPTF Environment projects	Support	Expense	Not classified	169	12.31.2010
SQM Salar S.A	LPTJ Sanitary upgrades	Support	Asset	Not classified	95	05.01.2011
SQM Salar S.A	LPPJ - EID SOP upgrade	Capacity upgrade	Asset	Not classified	14	12.31.2011
SIT S.A.	TNLA - Road paving	Support: Risk prevention and the environment	Asset	Development	82	12.01.2010
SIT S.A.	PNOT - Lightning upgrade (train area)	Support	Asset -Expense	Development	369	12.01.2010
SIT S.A.	TPR8 - Elimination of waste water generation through vacuum	Support: Risk prevention and the environment	Asset - Expense	Not classified	54	12.01.2010
SIT S.A.	TPLR - Waste disposal system	Support: Risk prevention and the environment	Asset	Not classified	68	12.01.2010
SIT S.A.	TPM7 - Environment projects	Not classified	Asset - Expense	Not classified	524	06.30.2011
SQM	SCI6 - Environment studies	Not classified	Expense	Not classified	2,376	10.01.2010

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2010 (continued)

Identification of the Parent Company or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Certain or estimated date on which disbursements were or will be made
SQM S.A.	AQ0A Llamara & Tamarugal Meadows	Support Natural resources	Asset	Development	5	03.30.2011
SQM S.A.	IPFT - I Region of Chile Cultural heritage	Support: Risk prevention and the environment	Expense	Not classified	111	12.31.2011
SQM S.A.	IPXE- Environmental follow-up plan at Tamarugal Meadows	Support: Risk prevention and the environment	Expense	Not classified	4	12.31.2012
					12,345
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed

SQM Industrial S.A.

SQ7X: The objective of this Project is to obtain and record information on final products and components of SQM in ECHA database in order to comply with the requirements established by REACH standard of the European Union. This Project is being executed.

ANMI: Compliance with technical and legal aspects and with specific regulations applicable to warehouses, signals, safety and main factors associated with materials, products and supplies at the mine site. In addition, the infrastructure of warehouses for storage of hazardous chemicals will be improved. The project is completed.

FNWR: Preparation of EID for elimination field project Pampa Blanca. The project is close to completion.

FP55 - FPXA: These two projects have a common final object, that is, the installation of an 87 kilometer sea water adductor system from Mejillones to the facilities of SQM in Pampa Blanca. The expenses relate to EIA Mine Zone PB and EIA Enlargement PB only. The projects are being implemented.

JNTU: To make an environmental evaluation of San Isidro waters. The project is close to completion.

JPX9: The final objective of this project is to perform testing on two processes in order to eliminate the perchlorate from certain products. However, the related expenses solely relate to the processing of EIP (Environmental Impact Performance), Improvement in the granulation pilling plant in Coya Sur. The project is being executed.

MNYS: Preparation and implementation of geoglyph conservation project. Editing and publication of book and implementation of information center. Construction of storage for collections. All compensation measures María Elena Technological Change Project. The project is being implemented.

MP17: A study of the current water chlorination system in María Elena, Coya Sur and Pedro de  Valdivia will be made to then implement and start the water chlorination system in accordance with the regulations in force.  The project is completed.

MP5W: Standardization of fuel storage and distribution at the facilities of SQM. The project is being implemented.

MPIS: Improve the urban situation of María Elena, paving roads with dust treatment on sidewalks.  The project is completed.

MPL5: Partial improvement of the water and sewage systems in María Elena. The project is completed.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

MPLS: Implement alarms via e-mail for Particle concentration peaks and change the text file information log to a database to implement reports. The project is completed.

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

MQ51: The objective of this project is to generate the reference terms to implement the equity measure established in RCA N°0076/2000 which environmentally approves the EID of María Elena’s project. This project is being executed.

PPNK: Project to ensure control of ammonia gas in crystal plant. The project is being implemented.

PPZU: Required actions will be performed to normalize and certify the fuel tanks in plants located in María Elena, Coya Sur and Pedro de Valdivia. This Project is being executed.

JQ8K: The objective of this Project is to build a new drying plant in Coya Sur. The expenses considered solely correspond to the environmental processing. This Project is being executed.

MQ7P: This Project will renew all sewerage covers at María Elena, currently very old. This Project is being completed.

Minera Nueva Victoria S.A.

IPMN: Improve sanitary capacity in camp IRIS by building 3 ditches. The project is completed.

IPNW: Replacement of deteriorated bathroom fixtures in order to improve hygiene conditions.  The project is close completion.

IQ4C: Supply, Construction and Mounting of Osmosis Plant  and septic tanks required to enable the camp in Iris plant and other. The project is close completion.

SIT S.A.

TPLR: The goal of this project is to spill sewage generated in Tocopilla port to the public sewage system. The project is completed.

TPM7: Nets will be purchased and installed in yards 3 and 4 in order to control dust emissions coming from screening operations and protect from emissions from the electric power plant.  The project is completed.

TPR8: The Company intends to reduce the generation of liquid and solid industrial waste using aspiration and not washing technologies by implementing an aspiration system that avoids using water and therefore the generation of liquid and solid industrial waste. The project is being implemented.

TPYX: To comply with a commitment to decrease the issuance of particled material to Tocopilla. This Project is being completed.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

SQM S.A.

AQ0A: To be able to use water rights that have been granted in relation to several wells situated in the ecological reserve of Conaf called Pampa del Tamarugal and take them outside the “tamarugo” forest and the reserve, ThUS reducing the environmental impact caused by the exploitation thereof.  The project is being implemented.

IPFT: Implementation of patrimonial measures in projects Mine Zone Nueva Victoria, Operations Up-date Nueva Victoria, Evaporation Duct and Pools Iris. The project is being implemented.

IPXE: Implement the environmental follow-up plan of project Pampa Hermosa at Salar de Llamara. The project is being implemented.

IPXF: To implement the environmental follow-up plan of Pampa Hermosa project in Pampa del Tamarugal. This Project is being implemented.

IQ08: The Project includes the following procedures for aquifers of Pampa del Tamarugal and Salar de Llamara: Construction and enabling of observation and monitoring wells, pumping tests, construction of roads on droll and crust terrains Salar. This Project is being implemented.

IQ0C: This is a Project to implement an enhancement program of an area close to Route 5, which will allow developing a self-guided tour of the area referred to as Cantón de Lagunas within the historical saltpeter context. This Project is being implemented.

IQ1K: Construction of 3 observation wells in Sur Viejo in order to comply with environmental commitments proposed in EIP(*) of Pampa Hermosa and to be able to monitor the aquifer located nearby these wells. This Project is being implemented.

IQ1M: To implement the environmental commitments included in the EIP of Project “Pampa Hermosa” to be able to safeguard the puquios zone located in the Aquifer Salar de Llamara. This Project is being implemented.

IQ3S: Improvements in premises for the storage of hazardous raw material in Nueva Victoria. This Project is being implemented

IQ52: This Project considers the enabling and enlargement of environmental offices in Nueva Victoria. This Project is being implemented

IQ53: To perform heritage prospecting to the new location on the track of  Soronal adduction  of Project Pampa Hermosa approved through RCA N° 890/2010. This Project is being implemented

IQ54: Correspond to the implementation of heritage environmental commitments  acquired through the environmental assessment of project Pampa Hermosa (RCA N°890/2010). This Project is being implemented

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 24 - The environment (continued)

24.3	Description of each project, indicating whether they are being implemented or completed (continued)

SCI6: This project is intended to obtain environmental licenses for the Development projects in Region I of Chile including all pieces of work related to initial environmental requirements which allow that Operations execute the project’s construction and operation. The environmental evaluation to obtain the related license would be conducted through EIA, which contemplates the preparation and processing of the document and also includes specific environmental study activities (the study of tamarugos in Llamara and P. Tamarugal, archeological mitigation steps, environmental study of Loa river, hydro geological studies.) This project is in the process of closure.

SQM Nitratos S.A.

IP6W: Design and build settling ditches for mud, water, oil and a tank with a pump to reuse settled water, metal tanks to withdraw mud.  The project is completed.

PP0V: Installation of a container for hazardous waste in maintenance shops and elimination of liquid and solid industrial waste hydraulic filter at maintenance shops situated at the María Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca mines.  The project is completed.

SQM Salar S.A.

CPTP: Change of the current industrial water system to fresh water in order to comply with the regulations in force contained in DS 72. The project is close completion.

CPZH: The objectives of this Project is the safe and fast recover of the LiOH cake and discard, not discharging it to the ground, avoiding splashing it to surrounding areas which would expose the operators working nearby to harm. This project is being executed.

LP5J: Perform the analyses conducive to refining the hydrological units of the basin, quantifying the recharge to the water-bearing place using environmental isotopic techniques.  The project is being implemented.

LP82: Support in the development of demonstration lots, technical assistance for the application of improvements in irrigation and agricultural practices.  The project is being implemented.

LPTF: Prepare biannual reports so as to present improvements of environmental checkpoints; knowledge of geological and hydro-geological variables at Salar de Atacama should be improved. The project is being implemented.

LPTJ: Acquisition of stand equipment to ensure the operational continuity of plants TAS and OR; change in current control system of level of accumulation in TK`s of fresh water, sewage, and sewage elevation tanks, amongst others.  The project is close completion.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 25 - Other current and non-current non-financial assets

As of June 30, 2011, and December 31, 2010, the composition of other current and non-current assets is detailed as follows:

	06.30.2011	12.31.2010
Other non-financial assets, current	ThUS$	ThUS$
Agreement termination bonus	2,147	2,108
Domestic Value Added Tax	18,305	30,795
Foreign Value Added Tax	6,844	4,167
Prepaid mining licenses	5,037	1,281
Prepaid insurance	2,512	4,575
Prepaid leases	23	30
Marine concessions	-	48
Other prepaid expenses	338	86
Other assets	1,254	1,352
Total	36,460	44,442

	06.30.2011	12.31.2010
Other non-financial assets, non-current	ThUS$	ThUS$
End of collective negotiation bonus	1,043	1,538
Stain development expenses and prospecting expenses (1)	19,920	21,350
Income taxes recoverable	716	651
Guarantee deposits	528	514
Other assets	69	104
Total	22,276	24,157

(1)
Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources.  Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets.  Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of June 30, 2011 balances associated with the exploration and assessment of mineral resources is presented under Inventory for ThUS$ 4,304 (ThUS$ 1,723 as of December 31 2010).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 25 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2011 and December 31, 2010:

	06.30.2010	12.31.2010
Reconciliation	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	21,350	26,832
Changes in assets for exploration and assessment of mineral resources:
Additions	1,993	-
Depreciation and amortization	(904)	(2,044)
Decrease due to transfers and other charges	(2,519)	(3,438)
Assets for exploration and assessment of mineral resources, net, final balance	19,920	21,350

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Note 26 - Operating segments

26.1 Operating segments

In accordance with IFRS 8 "Operating segments", the Company provides financial and descriptive information about the segments it has defined in consideration of available annual separate financial information, which is regularly evaluated by the maximum authority in making operating decisions with the purpose of deciding how to assign resources and assess performance.

Operating segments relate to the following groups of products that generate revenue and for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. Specialty plant nutrients
2. Iodine and its derivatives
3. Lithium and its derivatives
4. Industrial chemicals
5. Potassium
6. Other products and services

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of disclosures.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.2	Statement of income classified by operating segments based on groups of products as of June 30, 2011:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	363,859	211,080	86,324	67,935	273,301	29,201	-	1,031,700
Cost of sales	(251,228)	(100,716)	(47,686)	(43,808)	(163,982)	(27,100)	-	(634,520)

Gross profit	112,631	110,364	38,638	24,127	109,319	2,101	-	397,180

Other income by function	-	-	-	-	-	-	5,377	5,377
Administrative expenses	-	-	-	-	-	-	(43,148)	(43,148)
Other expenses by function	-	-	-	-	-	-	(26,863)	(26,863)
Other gains	-	-	-	-	-	-	4,712	4,712
Interest income	-	-	-	-	-	-	11,492	11,492
Interest expenses	-	-	-	-	-	-	(22,618)	(22,618)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	10,039	10,039
Foreign currency transactions	-	-	-	-	-	-	(7,141)	(7,141)
Profit (loss) before taxes	112,631	110,364	38,638	24,127	109,319	2,101	(68,150)	329,030
Income tax expense	-	-	-	-	-	-	(83,393)	(83,393)
Net income (loss) from continuing operations	112,631	110,364	38,638	24,127	109,319	2,101	(151,543)	245,637
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	112,631	110,364	38,638	24,127	109,319	2,101	(151,543)	245,637
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	243,616
Non-controlling interests	-	-	-	-	-	-	-	2,021
Net income for the year	-	-	-	-	-	-	-	245,637

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.2	Statement of Income classified by operating segments based on groups of products as of June 30, 2010:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Sales	300,981	150,016	77,500	67,746	242,364	26,660	-	865,267
Cost of sales	(203,062)	(85,469)	(41,669)	(38,148)	(169,416)	(24,302)	-	(562,066)

Gross profit	97,919	64,547	35,831	29,598	72,948	2,358	-	303,201

Other income by function	-	-	-	-	-	-	3,660	3,660
Administrative expenses	-	-	-	-	-	-	(36,067)	(36,067)
Other expenses by function	-	-	-	-	-	-	(9,911)	(9,911)
Other gains (losses)	-	-	-	-	-	-	(6,569)	(6,569)
Interest income	-	-	-	-	-	-	2,854	2,854
Interest expenses	-	-	-	-	-	-	(17,907)	(17,907)
Interest in gains from associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	4,999	4,999
Foreign currency transactions	-	-	-	-	-	-	(5,352)	(5,352)
Income (loss) before taxes	97,919	64,547	35,831	29,598	72,948	2,358	(64,293)	238,908
Income tax expense	-	-	-	-	-	-	(56,028)	(56,028)
Net income (loss) from continuing operations	97,919	64,547	35,831	29,598	72,948	2,358	(120,321)	182,880
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net income (loss)	97,919	64,547	35,831	29,598	72,948	2,358	(120,321)	182,880
Net income attributable to:
Owners of the parent	-	-	-	-	-	-	-	181,522
Non-controlling interests	-	-	-	-	-	-		1,358
Profit for the year	-	-	-	-	-	-	-	182,880

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.3	Disbursements of non-monetary assets of the segment as of June 30, 2011:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	2,500	2,500
SQM Quindao - Star	-	-	-	-	-	-
SQM Migao Sichuan					2,500	2,500
Amounts in addition of non-current assets	238,316	-	-	-	-	238,316
- Property, plant and equipment	238,130	-	-	-	-	238,130
- Intangible assets	186	-	-	-	-	186
Total segments	238,316	-	-	-	2,500	240,816

26.3	Disbursements of non-monetary assets of the segment as of December 31, 2010:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	3,500	3,500
SQM Quindao - Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan					2,500	2,500
Amounts in addition of non-current assets	335,997	-	-	-	-	335,997
- Property, plant and equipment	335,632	-	-	-	-	335,632
- Intangible assets	365	-	-	-	-	365
Total segments	335,997	-	-	-	3,500	339,497

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.4	Information on products and services of external customers

Revenues from operating activities with external customers by group of product and service as of June 30, 2011 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	363,859	211,080	86,324	67.935	273,301	29,201	1,031,700

Revenues from operating activities from external customers by group of product and service as of June 30, 2010 are detailed as follows:

Items in the statement of income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	300,981	150,016	77,500	67,746	242,364	26,660	865,267

26.5	Information on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.6	Revenues from operating activities from external customers classified by geographical areas as of June 30, 2011:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	70,324	132,356	469,461	222,679	136,800	1,031,700

26.6	Revenue from external customers, classified by geographical areas as of June 30, 2010:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of income ThUS$

Revenue	63,541	97,016	382,107	191,086	131,517	865,267

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.7	Non-current assets classified by geographical area as of June 30, 2011:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$

Investments in associates accounted for using the equity method	1,237	-	23,663	9,642	33,258	67,800
Intangible assets other than goodwill	3,597	-	2	470	-	4,069
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,589,952	1,516	321	35	185	1,592,009
Investment property	1,357	-	-	-	-	1,357
Other non-current assets	21,544	355	-	-	377	22,276
Total assets	1,644,616	1,957	35,359	10,147	33,820	1,725,899

26.7	Non-current assets classified by geographical area as of December 31, 2010:

Non-current asset items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of financial position ThUS$

Investments in associates accounted for using the equity method	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713
Total assets	1,594,033	2,171	31,323	11,809	36,652	1,675,988

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.8	Information on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with, the Company has no external customers who individually represent 10% or more of its income from operating activities.  Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy  requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

26.9	Property, plant and equipment classified by geographical area as of June 30, 2011:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	06.30.2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	268,500	-	-	-	-	268,500
María Elena	140,102	-	-	-	-	140,102
Nueva Victoria	211,535	-	-	-	-	211,535
Pampa Blanca	19,116	-	-	-	-	19,116
Pedro de Valdivia	101,096	-	-	-	-	101,096
Salar de Atacama	551,241	-	-	-	-	551,241
Salar del Carmen	212,031	-	-	-	-	212,031
Tocopilla (port premises)	66,129	-	-	-	-	66,129
Subtotal production facilities	1,569,750	-	-	-	-	1,569,750

Corporate facilities:
Santiago	13,681	-	-	-	-	13,681
Antofagasta	5,086	-	-	-	-	5,086
Subtotal corporate facilities	18,767	-	-	-	-	18,767

Subtotal business offices	1,435	1,516	321	35	185	3,492
Total segments	1,589,952	1,516	321	35	185	1,592,009

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 26 - Operating segments (continued)

26.9	Property, plant and equipment classified by geographical area as of December 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12.31.2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	256,570	-	-	-	-	256,570
María Elena	144,233	-	-	-	-	144,233
Nueva Victoria	202,134	-	-	-	-	202,134
Pampa Blanca	20,381	-	-	-	-	20,381
Pedro de Valdivia	84,992	-	-	-	-	84,992
Salar de Atacama	442,281	-	-	-	-	442,281
Salar del Carmen	213,488	-	-	-	-	213,488
Tocopilla (port premises)	63,521	-	-	-	-	63,521
Subtotal production facilities	1,427,600	-	-	-	-	1,427,600

Corporate facilities:
Santiago	14,506	-	-	-	-	14,506
Antofagasta	6,831	-	-	-	-	6,831
Subtotal corporate facilities	21,337	-	-	-	-	21,337

Subtotal business offices	2,639	1,858	331	40	168	5,036
Total segments	1,451,576	1,858	331	40	168	1,453,973

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 27 - Other income, other expenses by function and other gains or losses

Other income and expenses are detailed as follows:

a) Other income by function	06.30.2011 ThUS$	06.30.2010 ThUS$
Discounts obtained from suppliers	322	386
Indemnities received	905	-
Fines collected to suppliers	169	48
Insurance recovery	395	8
Overestimate of accrual for obligation with third parties	601	426
Overestimate of doubtful accounts	126	53
Sale of property, plant and equipment	112	3
Sale of materials, spare parts and supplies	473	381
Sale of mine concessions	613	866
Indemnities at Minera Esperanza	114	549
Over estimate in provision for inventories	370	-
Miscellaneous services	54	167
Other operating income	1,123	773

Total	5,377	3,660

b) Other expenses by function	06.30.2011 ThUS$	06.30.2010 ThUS$
Doubtful accounts impairment	(1,644)	(921)
VAT and other non recoverable taxes	(311)	(254)
Fines paid	(70)	(178)
Investment plan expenses	(5,164)	(5,348)
Gifts not accepted as credit	(700)	(1,223)
Indemnities paid	(814)	(30)
Legal expenses	(2,169)	(52)
Depreciation of immobilized goods	(13,747)	-
Other operating expenses	(2,244)	(1,905)

Total	(26,863)	(9,911)

c) Other gains or losses	06.30.2011 ThUS$	06.30.2010 ThUS$
Retirement plan provision	880	(100)
PNW adjustment of previous year	809	434
El Toco closing provision	3,023	(6,900)
Other	-	(3)

Total	4,712	(6,569)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income Taxes

As of June 30, 2011 and December 31, 2010, current income taxes recoverable are detailed as follows:

28.1 Current tax accounts receivable

	06.30.2011	12.31.2010
	ThUS$	ThUS$
Net monthly tax provisional payments, Chilean companies actual year	1,869	19,614

Net monthly tax provisional payments, Chilean companies prior year	14,895	2,158

Monthly tax provisional payments, foreign companies	1,105	562

Corporate tax credits (1)	352	1,111

Corporate tax absorbed by tax losses (2)	1,201	9,328

Total	19,422	32,773

(1): These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2011 and 2010.

(2): This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.1 Current tax accounts receivable (continued)

Taxpayers are entitled to apply for a refund of this provisional tax payment on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2 Current tax accounts payable

Taxes payable	06.30.2011	12.31.2010
	ThUS$	ThUS$

Corporate tax and royalty (1)	26,103	5,915
Foreign company income tax	3,157	1,174
Article 21 unique tax	1	24
Total	29,261	7,113

(1):This concept relates to the tax accrual that is determined by the company and that will be paid the following year when the appropriate tax return is filed.

The income tax is determined on the basis of the tax result determination to which the tax rate currently in force in Chile, i.e. 17%, is applied (the tax rate was transitorily increased for 2011 and 2012 to 20% and 18.5%, respectively).

The royalty provision is determined by applying the tax rate that was determined to the Operational Net Income (ONI).

In conclusion, both concepts represent the estimated amount the company will have to pay on account of income tax and specific tax on mining.

28.3 Taxable earnings

As of June 30, 2011 and December 31, 2010, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	06.30.2011 ThUS$	12.31.2010 ThUS$
Taxable profits with credit rights (1)	845,164	602,536
Taxable profits without credit rights (1)	66,315	86,920
Taxable losses	9,018	21,630
Credit for shareholders	183,364	123,322

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.3 Taxable earnings (continued)

(1): The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated taxable profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made within the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

28.4 Income and deferred taxes

Assets and liabilities recognized in the consolidated classified statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)
different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a)	deductible temporary differences;

(b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c)	the offset of unused credits from prior periods.

28.4 Income and deferred taxes (continued)

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

D.1	Income tax assets and liabilities as of June 31, 2011 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets	Assets	Liabilities	Assets	Liabilities
and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,388
Doubtful accounts impairment	16	-	3,946	-
Vacation accrual	9	-	2,294	-
Production expenses	-	-	-	49,656
Unrealized gains (losses) from sales of products	-	-	55,197	-
Bonds fair value	-	-	2,678	-
Employee termination benefits	-	-	-	3,148
Hedging	-	-	-	24,704
Inventory of products, spare parts and supplies	82	-	9,995	-
Research and development expenses	-	-	-	4,127
Tax losses	-	-	1,662	-
Capitalized interest	-	-	-	15,723
Expenses in assumption of bank loans	-	-	-	2,066
Unaccrued interest	-	-	177	-
Fair value of property, plant and equipment	-	-	9,612	-
Employee benefits	-	-	3,695	-
Royalty deferred income taxes	-	-	-	11,415
Other	180	-	4,027	-
Balance at year-end	287	-	93,283	199,677
Net balance	287	-	-	106,394

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

28.4 Income and deferred taxes (continued)

D.2	Income tax assets and liabilities as of December 31, 2010 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets	Assets	Liabilities	Assets	Liabilities
and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,785
Doubtful accounts impairment	139	-	3,452	-
Vacation accrual	9	-	2,382	-
Production expenses	-	-	-	47,442
Unrealized gains (losses) from sales of products	-	-	49,181	-
Bonds fair value	-	-	1,886	-
Employee termination benefits	-	-	-	2,984
Hedging	-	-	-	20,739
Inventory of products, spare parts and supplies	-	1,050	8,950	-
Research and development expenses	-	-	-	4,215
Tax losses	796	-	2,748	-
Capitalized interest	-	-	-	14,784
Expenses in assumption of bank loans	-	-	-	2,278
Unaccrued interest	-	-	261	-
Fair value of property, plant and equipment	-	-	9,634	-
Employee benefits	-	-	6,052	-
Royalty deferred income taxes	-	-	-	7,462
Other	471	-	3,362	-
Balance at year-end	1,415	1,050	87,908	188,689
Net balance	365	-	-	100,781

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.4	Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2011 and December 31, 2010, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	06.30.2010	12.31.2010
	ThUS$	ThUS$

Chile	1,273	2,748
Other countries	389	796

Balance at year-end	1,662	3,544

Tax losses (NOL’s) correspond mainly to Mexico. These losses expire on December 31, 2011.

D.5	Unrecognized deferred income tax assets and liabilities

As of June 30, 2011 and December 31, 2010, unrecognized assets and liabilities are detailed as follows:

	06.30.2011	12.31.2010
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	251	251
Doubtful accounts impairment	98	98
Inventory impairment	704	704
Pensions plan	266	266
Vacation accrual	29	29
Depreciation	(67)	(67)
Other	(17)	(17)

Balance at year-end	1,264	1,264

Tax losses mainly relate to the United States, which expire in 20 years.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.6	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of June 30, 2011 and December 31, 2010 are detailed as follows:

	06.30.2011	12.31.2010
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	100,781	53,802
Increase (decrease) in deferred income taxes in statement of income	6,406	47,230
Increase (decrease) in deferred income taxes in equity	(793)	(251)

Balance at period and	106,394	100,781

D.7	Disclosures on income tax expense (income)

The Company recognizes current and deferred income taxes as income or expenses, and they are included in income, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.7	Disclosures on income tax expense (income) (continued)

Current and deferred income tax expenses (income) are detailed as follows

	06.30.2011	06.30.2010
	ThUS$	ThUS$
	Benefit (expenses)	Benefit (expenses)

Current gains tax expense
Current tax expense	(76,028)	(41,148)
Adjustments to current taxes of the previous year	(882)	2,547

Current tax expenses, net, total	(76,910)	(38,601)

Deferred tax expenses
Deferred tax expense (revenue) relating to the creation and reversal of temporary differences	(6,483)	(17,427)
Deferred tax expense (revenue) relating to changes in fiscal rates or the imposition of new taxes	-	-
Deferred tax expenses, net, total	(6,483)	(17,427)

Income tax expense	(83,393)	(56,028)

Expenses (income) for income taxes for foreign and domestic parties are detailed as follows:

	06.30.2011	06.30.2010
	ThUS$	ThUS$
	Benefit	Benefit
	(expenses)	(expenses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(687)	(3,541)
Current income tax expense, domestic, net	(76,223)	(35,060)

Total current income tax expense, net	(76,910)	(38,601)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(447)	(1,306)
Deferred income tax expense, domestic, net	(6,036)	(16,121)

Deferred income tax expense, net	(6,483)	(17,427)

Income tax expense	(83,393)	(56,028)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.8	Equity interest in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent company, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings against which temporary differences can be used.

D.9	Information on the tax effects of other comprehensive income components:

	06.30.2011
		ThUS$
Income tax related to components of other		Expense
income and expense with a charge or credit to	Amount	(income) for	Amount
net equity	before taxes	income taxes	after taxes

Cash flow hedges	(3,962)	793	(3,169)
Total	(3,962)	793	(3,169)

	06.30.2010
		ThUS$
Income tax related to components of other		Expense
income and expense with a charge or credit to	Amount	(income) for	Amount
equity	before taxes	income taxes	after taxes
Cash flow hedges	4,558	(775)	3,783
Total	4,558	(775)	3,783

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.10	Explanation of the relationship between expense (income) for tax purposes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile.  This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	06.30.2011	06.30.2010
	ThUS$	ThUS$
	Income (loss)	Income (loss)

Consolidated income before taxes	329,030	238,908
Income tax rate in force in Chile	20%	17%

Tax expense using the legal rate	(65,806)	(40,614)
Effect of royalty tax expense	(13,874)	(11,770)
Effect of non-taxable income	2,905	1,204
Tax effect of rates in other jurisdictions	(1,521)	(662)
Tax effect of tax rates supported abroad	(3,052)	(3,620)
Other effects from the reconciliation between carrying amount and the tax expense (income)	(2,045)	(566)

Tax expense using the effective rate	(83,393)	(56,028)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.4 Income and deferred taxes (continued)

D.11	Tax periods potentially subject to verification:

The Company is potentially subject to income tax audits by tax authorities in each country.  These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years.  Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile
In Chile, the tax authority may review tax returns for up to 3 years from the expiration date of the legal term in which the payment should have been made.  In the event that there is an administrative or legal notice, the review can be extended to a period of 6 years.

b)	United States
In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico
In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain
In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium
In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa
In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 28 - Income and deferred taxes (continued)

28.5 Amendments to the income tax law and specific tax on mining in Chile

a)	Amendment to Corporate Tax

Law No. 20,455 was published in the Official Gazette of July 31, 2010. Article 1 of this law temporarily increases the Corporate Tax rate set forth in article 20 of the Income Tax Law (ITL), which levies incomes received or accrued within calendar years 2011 and 2012.

In accordance with that temporary increase, the referred-to rate of 17% increases to 20% for income received or accrued within calendar year 2011 (fiscal year 2012); and to 18.5% for income received or accrued within calendar year 2012 (fiscal year 2013).

b)	Amendment to the specific tax on mining

Law No. 20.469 was published in the Official Gazette of October 21, 2010, dealing with the following matters:

a.	Article 64 bis of the Income Tax Law, which establishes a specific tax on the operating income derived from mining activities earned by a foreign mine operator, was replaced;
b.
It included a new article 64 ter, relating to the method to be used to determine the operating taxable income derived from mining activities that, prior to this amendment, were addressed in the replaced article  64 bis;

c.	It amended article 11 ter of Decree Law 600/ 1974; and
d.
It established transitory and optional regulations applicable to investments or companies subject  to articles 7, 11 bis and 11 ter of DL 600/ 1974; transitory article 5 of Law 20,026, and companies included in the provisions set forth in transitory article 4, even when they are not the recipients of foreign investments.

Subsidiaries SQM Salar S.A. and SQM Nitratos S.A. requested approval from the Ministry of Economy to be subject to the provisions set forth in transitory article 4 so they can choose to be subject, from 2013 and for a 5 year period, to the 5% invariability rate as the specific tax on mining.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 29 - Disclosures on accounts maintained in foreign currency

Assets maintained in foreign currency are detailed as follows:

Types of Assets	Currency	06.30.2011 MUS$	12.31.2010 MUS$
Current assets:
Cash and cash equivalents	ARS	3	-
Cash and cash equivalents	BRL	6	22
Cash and cash equivalents	CLP	254,399	332,624
Cash and cash equivalents	CNY	29	104
Cash and cash equivalents	EUR	5,400	6,709
Cash and cash equivalents	GBP	14	5
Cash and cash equivalents	INR	204	-
Cash and cash equivalents	IDR	5	16
Cash and cash equivalents	MXN	230	102
Cash and cash equivalents	PEN	58	13
Cash and cash equivalents	YEN	1,191	1,193
Cash and cash equivalents	ZAR	3,506	1,523
Subtotal cash and cash equivalents		265,045	342,311
Other current financial assets	CLF	10,537	-
Other current financial assets	CLP	101,101	69,818
Subtotal Other current financial assets		111,638	69,818
Other current non-financial assets	ARS	40	42
Other current non-financial assets	AUD	71	-
Other current non-financial assets	BRL	5	2
Other current non-financial assets	CLF	3	21
Other current non-financial assets	CLP	18,493	30,966
Other current non-financial assets	CNY	15	23
Other current non-financial assets	EUR	6,044	4,303
Other current non-financial assets	GBP	3	-
Other current non-financial assets	INR	19	-
Other current non-financial assets	MXN	457	552
Other current non-financial assets	PEN	141	331
Other current non-financial assets	ZAR	980	167
Subtotal Other current non-financial assets		26,271	36,407
Trade debtors and other accounts receivable	ARS	-	5
Trade debtors and other accounts receivable	AUD	922	-
Trade debtors and other accounts receivable	BRL	49	64
Trade debtors and other accounts receivable	CLF	963	1,015
Trade debtors and other accounts receivable	CLP	95,969	114,108
Trade debtors and other accounts receivable	CNY	50	48
Trade debtors and other accounts receivable	EUR	108,170	97,193
Trade debtors and other accounts receivable	GBP	1,714	409
Trade debtors and other accounts receivable	MXN	148	58
Trade debtors and other accounts receivable	PEN	-	2
Trade debtors and other accounts receivable	YEN	-	2
Trade debtors and other accounts receivable	ZAR	14,119	7,292
Subtotal Trade debtors and other accounts receivable		222,104	220,196
Accounts receivable from related entities	CLP	83	111
Accounts receivable from related entities	EUR	5,402	2,651
Subtotal Accounts receivable from related entities		5,485	2,762
Current tax assets	CLP	94	9,098
Current tax assets	CNY	-	20
Current tax assets	EUR	283	140
Current tax assets	MXN	31	39
Current tax assets	PEN	135	61
Current tax assets	YEN	5	16
Current tax assets	ZAR	106	123
Subtotal Current tax assets		654	9,497
Total current assets		631,197	680,991

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Types of Assets	Currency	06.30.2011 MUS$	12.31.2010 MUS$
Non-current assets
Other non-current financial assets	BRL	34	34
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	3	3
Other non-current financial assets	YEN	59	58
Subtotal Other non-current financial assets		116	115
Other non-financial non-current assets	BRL	286	227
Other non-financial non-current assets	CLP	597	599
Other non-financial non-current assets	YEN	377	373
Subtotal Other non-financial non-current assets		1,260	1,199
Non-current rights receivable	CLF	555	633
Non-current rights receivable	CLP	446	469
Subtotal Non-current rights receivable		1,001	1,102
Investments accounted for using the equity method	AED	25,813	24,168
Investments accounted for using the equity method	CLP	1,237	1,352
Investments accounted for using the equity method	EGP	1,349	1,435
Investments accounted for using the equity method	EUR	12,087	9,560
Investments accounted for using the equity method	INR	430	432
Investments accounted for using the equity method	THB	1,612	1,543
Investments accounted for using the equity method	TRY	13,715	11,988
Subtotal Investments accounted for using the equity method		56,243	50,478
Intangible assets other than goodwill	CLP	42	-
Subtotal Intangible assets other than goodwill		42	-
Increase in value	CLP	735	735
Subtotal Increase in value		735	735
Property, plant and equipment	CLP	3,423	1,762
Subtotal Property, plant and equipment		3,423	1,762
Total non-current assets		62,820	55,391
Total assets		694,017	736,382

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 29 - Disclosures on accounts maintained in foreign currency (continued)

Liabilities maintained in foreign currency are detailed as follows:

		06.30.2011			12.31.2010
			Over 90 days to			Over 90 days to
		Up to 90 days	1 year	Total	Up to 90 days	1 year	Total
Types of Liabilities	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	CLF	4,263	7,268	11,531	3,577	7,749	11,326
Other current financial liabilities	CLP	1,364	930	2,294	814	1,508	2,322
Subtotal Other current financial liabilities		5,627	8,198	13,825	4,391	9,257	13,648
Trade and other accounts payable	ARS	-	-	-	1	-	1
Trade and other accounts payable	BRL	25	372	397	341	-	341
Trade and other accounts payable	CHF	81	164	245	-	-	-
Trade and other accounts payable	CLP	58,320	40,434	98,754	85,403	-	85,403
Trade and other accounts payable	CNY	61	-	61	57	-	57
Trade and other accounts payable	EUR	26,651	2,184	28,835	22,356	1,535	23,891
Trade and other accounts payable	GBP	33	-	33	40	-	40
Trade and other accounts payable	INR	1	-	1	1	-	1
Trade and other accounts payable	MXN	1,551	157	1,708	1,020	140	1,160
Trade and other accounts payable	PEN	56	-	56	43	-	43
Trade and other accounts payable	ZAR	1,028	2,135	3,163	1,280	1,062	2,342
Subtotal Trade and other accounts payable		87,807	45,446	133,253	110,542	2,737	113,279
Accounts payable to related entities	EUR	-	2,278	2,278	-	997	997
Subtotal Accounts payable to related entities		-	2,278	2,278	-	997	997
Other short term accruals	BRL	-	1,731	1,731	-	1,634	1,634
Other short term accruals	CLP	16	-	16	20	-	20
Other short term accruals	EUR	36	-	36	323	-	323
Other short term accruals	PEN	7	-	7	-	-	-
Subtotal Other short term accruals		59	1,731	1,790	343	1,634	1,977
Current tax liabilities	CLP	-	533	533	-	-	-
Current tax liabilities	CNY	9	-	9	-	-	-
Current tax liabilities	EUR	-	79	79	-	335	335
Current tax liabilities	MXN	-	10	10	-	-	-
Current tax liabilities	ZAR	-	34	34	-	-	-
Subtotal Current tax liabilities		9	656	665	-	335	335
Employee benefits current accruals	CLP	5,654	8,338	13,992	34,211	9,455	43,666
Employee benefits current accruals	MXN	-	323	323	-	292	292
Subtotal Employee benefits current accruals		5,654	8,661	14,315	34,211	9,747	43,958
Other current non-financial liabilities	AUD	-	-	-	-	4	4
Other current non-financial liabilities	BRL	16	43	59	12	-	12
Other current non-financial liabilities	CLP	5,816	15,091	20,907	6,299	12,557	18,856
Other current non-financial liabilities	CNY	25	-	25	18	-	18
Other current non-financial liabilities	EUR	25	778	803	29	84	113
Other current non-financial liabilities	MXN	902	95	997	710	54	764
Other current non-financial liabilities	PEN	107	28	135	79	-	79
Other current non-financial liabilities	ZAR	-	6	6	-	-	-
Subtotal Other current non-financial liabilities		6,891	16,041	22,932	7,147	12,699	19,846
Total current liabilities		106,047	83,011	189,058	156,634	37,406	194,040

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 29 - Disclosures on accounts maintained in foreign currency (continued)
		06.30.2011				12.31.2010
		Over 1 year to 3	Over 3 years to			Over 1 year to 3	Over 3 years to
		years	5 years	Over 5 years	Total	years	5 years	Over 5 years	Total
Types of Liabilities	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other non-current financial liabilities
Other non-current financial liabilities	CLF	83,099	13,639	257,290	354,028	-	66,081	284,056	350,137
Other non-current financial liabilities	CLP	154,756	-	-	154,756	-	154,485	-	154,485
Subtotal Other non-current financial liabilities		237,855	13,639	257,290	508,784	-	220,566	284,056	504,622
Tax liabilities	CLP	122	-	61	183	56	-	36	92
Tax liabilities	MXN	369	-	-	369	-	-	-	-
Subtotal Tax liabilities		491	-	61	552	56	-	36	92
Employee benefits non-current accruals	CLP	-	-	27,180	27,180	-	-	26,578	26,578
Employee benefits non-current accruals	MXN	-	-	206	206	-	-	195	195
Employee benefits non-current accruals	YEN	-	-	440	440	-	-	436	436
Subtotal Employee benefits non-current accruals		-	-	27,826	27,826	-	-	27,209	27,209
Total Other non-current financial liabilities		238,346	13,639	285,177	537,162	56	220,566	311,301	531,923

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Note 30 - Events after the reporting period

30.1 Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended June 30, 2011 were approved and authorized for issuance by the Board of Directors at their meeting held on August 30, 2011.

The consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries have been translated into English and adapted in order to comply with US SEC requirements. These consolidated financial statements were approved and authorized for issuance by the Board of Directors whose meeting was held on August 30, 2011.

30.2 Disclosures of subsequent events

Management is not aware of any other significant events that occurred between June 31, 2011 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3 Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: September 22, 2011